
ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK


04030749

IR 01-470015

82-4345

June 1, 2004

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. - The Bank's Audited Financial Statements for The Quarter ended March 31, 2004

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President
Manager, Investor Relations Division

dw 6/17

1. Documents made or required to make public and filed or required to file with the SET translated into English.
   - List of Information furnished to public and filed with the SET since April 2004.

Document No.	Date Published, or distributed	Document
1	Apr 1, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
2	Apr 8, 2004	Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 181
3	Apr 19, 2004	SCB PCL announces the results of operation for the first quarter of 2004 before review by the independent auditor
4	Apr 19, 2004	Summary Statement of Assets and Liabilities As of March 31, 2004
5	Apr 22, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture
6	Apr 30, 2004	Final Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
7	Apr 30, 2004	SCB's investment in preferred shares of Zigma Concrete Co., Ltd.
8	May 11, 2004	Sale of shares of Sea Minerals Company Limited
9	May 14, 2004	SCB PCL announces the results of operation for the first quarter of 2004 after review by the independent auditor

— List of Information furnished to public and filed with the SET since April 2004. (Continued)

Document No.	Date Published, or distributed	Document
10	May 17, 2004	SCB's subsidiary company invested in SkyAsia Co., Ltd.
11	May 17, 2004	Director's Resignation
12	May 19, 2004	SCB PCL denies the news that it would increase its holding in Siam Panich Leasing PCL
13	May 21, 2004	Summary Statement of Assets and Liabilities As of April 30, 2004
14	May 27, 2004	Siam Commercial Bank PCL clarifies the news on sales of its finance subsidiaries


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation from Thai Text -

BSS 470011 April 1, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2004 exercise date, applications for conversion were for 59,611,147 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	1,646,862	Shares
Number of preferred shares already converted	(736,312,288)	Shares
Conversion per this exercise date (March 31, 2004)	(59,611,147)	Shares
Convertible preferred shares outstanding	1,705,723,427	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	114,465,935	Shares
Previous conversion from preferred shares	736,312,288	Shares
Conversion per this exercise date (March 31, 2004)	59,611,147	Shares
Total ordinary shares outstanding	1,499,149,443	Shares
No. of new converted shares held by **foreign** shareholders	16,600,524	Shares
No. of new converted shares held by **local** shareholders	43,010,623	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Translation from Thai text

BSS. 470015 8 April 2004

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 181

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Thursday, 8 April 2004 beginning at 10.00 a.m., has passed the following resolutions:

1. It was resolved by a majority vote to adopt the Minutes of the Annual General Meeting of Shareholders No.180, dated 9 April 2003.
2. The Board of Directors' report on year 2003 operations was acknowledged.
3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2003 which have been audited and certified by the auditor.
4. It was resolved by a majority vote to approve the allocation of profits and dividend payment as follows:
   (1) Appropriation as a legal reserve fund at the rate of 5 percent of the net profit equivalent to Baht 623 Million in total; and
   (2) Dividend payment to shareholders holding preferred shares and ordinary shares at the rate of Baht 1.40 per share. The share register book will be closed suspending any transfer of shares to determine and identify the right to receive dividend payment from 12.00 noon of 22 April 2004 and the dividend will be paid on 30 April 2004.
5. It was resolved by a majority vote to approve the allocation of directors' bonus at the rate of 0.5 percent of dividend and to authorize the Board to decide the details to which such bonus will be allocated among the directors, effective from the operational results of the financial year 2003.
6. It was resolved by a majority vote to re-elect the directors retired by rotation namely:
   (1) Ms. Kannikar Chalitaporn (2) Mr. Verachai Tantikul
   (3) Mr. Anand Panyarachun (4) Mr. Sohei Sasaki
   (5) Mr. Peter Seah Lim Huat

7. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Dr. Suphamit Techamontrikul or Mr. Permsak Jerajakwattana or Mr. Niti Jeungnijnirun or Miss Jongjit Leekpai as the Bank's auditors for the year 2004 and to fix the auditing fee and other expenses at Baht 9.2 Million, consisting of Baht 6.4 Million for auditing the Bank's accounts and Baht 2.8 Million for the auditing the accounts of the Bank's foreign branches.
8. It was resolved by a majority vote to approve the amendment to the Bank's Articles of Association.
   (1) Article 8. Repurchase of Shares
   (2) Article 25. Place of the Board of Directors Meeting
   (3) Article 33. Place of the Shareholders Meeting
   (4) Article 36. Chairman of the Shareholders Meeting
   (5) Article 42. Power of the Board of Directors for Distribution of Profits as a Reserve Fund
   (6) Article 48. Connected Transactions
   (7) Reordering the existing "Article 48." and "Article 49." to "Article 49." and "Article 50." in order for them to be in line with the supplemental provision of the matters in relation to entering into connected transaction in Article 48.

   Details are attached.
9. It was resolved by a majority vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in year 2002 by using the following words as replacement of the existing Clause 4:

"Clause 4	Registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of : Ordinary shares	1,545,072,361 shares	(One Thousand Five Hundred Forty Five Million Seventy Two Thousand Three Hundred and Sixty One Shares)
	Preferred shares	5,454,927,639 shares	(Five Thousand Four Hundred Fifty Four Million Nine Hundred Twenty Seven Thousand Six Hundred and Thirty Nine Shares)

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL



-Translation-

Amendment to SCB's Articles of Association

Existing Provisions	New Provisions
1. Repurchase of Shares	
Article 8. In respect of the shares of the Company, the Company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral. Rights and duties of the Company as the shareholder of its own shares as stated in the preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws.	"Article 8. In respect of the shares of the Company, the Company itself may, as prescribed by the provision of law, hold its shares, but may not accept them as collateral Rights and duties of the Company as the shareholder of its own shares as stated in the preceding paragraph shall be in accordance with the rules and procedures as prescribed by laws. **The Company may repurchase or sell its shares or reduce its capital or proceed with any acts in connection with the repurchased shares pursuant to the rules and procedures prescribed by laws, provided that any of such repurchase of shares by the Company must obtain prior approval from the shareholders unless each time of such repurchase is not in excess of 10 percent of the total issued and paid-up shares of the Company for which the Board of Directors shall have power to grant approval."**
2. Place of the Board of Directors Meeting	
Article 25. The Board of Directors shall meet at least once every there months. The Chairman shall have the authority to summon a meeting of the Board of Directors by sending a notice to the directors not less than 7 day before the date of the meeting, except where urgent for the purposes of preserving the rights or benefits of the Company, the notice of summons of the meeting may be given by other means and the date fixed for the meeting may be earlier than that. Any two or more of the directors may request a summoning of the meeting of Board of Directors. In such case, the Chairman shall fix the date and summon the meeting within 14 days from the date of receipt of the request or summon the meeting on the date as requested.	"Article 25. The Board of Directors shall meet at least once every there months. The Chairman shall have the authority to summon a meeting of the Board of Directors by sending a notice to the directors not less than 7 day before the date of the meeting, except where urgent for the purposes of preserving the rights or benefits of the Company, the notice of summons of the meeting may be given by other means and the date fixed for the meeting may be earlier than that. Any two or more of the directors may request a summoning of the meeting of Board of Directors. In such case, the Chairman shall fix the date and summon the meeting within 14 days from the date of receipt of the request or summon the meeting on the date as requested. **The Chairman or any person(s) assigned by the Chairman shall have power to fix the date, time and place of the meeting of the Board of Directors where the place of the meeting may be held in the province in which the Company's head office is located or in any other places."**

Existing Provisions	New Provisions
3. Place of the Shareholders Meeting	
Article 33. To summon a shareholders meeting, the Board of Directors shall prepare a notice thereof specifying the place, the day and time, the agenda and the matters to be proposed at the meeting by clearly describing those matters which are to be proposed for acknowledgement, approval or consideration, including the submission of any comments by the Board of Directors on such matters (if any), together with any relevant details as may be reasonable. Such notice shall be sent to the shareholders and the Registrar not later than 7 days prior to the date of such meeting and published by newspapers for 3 consecutive days not later than 3 days prior to the date of the meeting.	"Article 33. To summon a shareholders meeting, the Board of Directors shall prepare a notice thereof specifying the place, the day and time, the agenda and the matters to be proposed at the meeting by clearly describing those matters which are to be proposed for acknowledgement, approval or consideration, including the submission of any comments by the Board of Directors on such matters (if any), together with any relevant details as may be reasonable. Such notice shall be sent to the shareholders and the Registrar not later than 7 days prior to the date of such meeting and published by newspapers for 3 consecutive days not later than 3 days prior to the date of the meeting. **The Board of Directors or any person(s) assigned by the Board shall have power to fix the date, time and place of the shareholders meeting where the place of the meeting may be held in the province in which the Company's head office is located or in any other places, taking into consideration the convenience of shareholders."**
4. Chairman of the Shareholders Meeting	
Article 36. The Chairman shall preside as the Chairman of the meeting. If the Chairman is absent or unable to perform his duties, the Vice Chairman shall preside at such meeting. If there is no Vice Chairman or he is absent or unable to perform his duties, the meeting shall then elect one of the shareholders presents at the meeting to be the Chairman	"Article 36. The Chairman shall preside as the Chairman of the meeting. If the Chairman is absent or unable to perform his duties, the Vice Chairman shall preside at such meeting. If there is no Vice Chairman or he is absent or unable to perform his duties, the meeting shall then elect one of the shareholders presents at the meeting, **who is also a director, to be the Chairman. In the event that such a shareholder who is also a director is absent or unable to perform his duties, the meeting shall elect one of the shareholders presents at the meeting** to be the Chairman."
5. Power of the Board of Directors for Distribution of Profits as a Reserve Fund	
Article 42. The Company must appropriate a portion of annual net profit as a reserve fund in the amount not less than 5 percent of the annual net profit less than accumulated loss brought forward (if any), until the reserve fund reach the amount not less than the amount prescribed by laws.	"Article 42. The Company must appropriate a portion of annual net profit as a reserve fund in the amount not less than 5 percent of the annual net profit less than accumulated loss brought forward (if any), until the reserve fund reach the amount not less than the amount prescribed by laws. **The remaining portions of the profits after making payment of dividends pursuant to the resolution of the shareholders meeting or the interim payment of dividends must be appropriated as for the Company's capital fund or other reserve funds as the Board may deems appropriate. In light of this, the Board shall, as it deems appropriate, also have power to adjust portions of the said capital fund or other reserve previously appropriated, except for the reserve fund referred to in the first paragraph and the shares premium reserve fund (if any)."**

Existing Provisions	New Provisions
6. Connected Transactions -Not available-	**"Article 48. In the event that the Company or any of its subsidiaries enters into a connected transaction or a deposition or acquisition of its assets as prescribed under the notification of the Stock Exchange of Thailand for the connected transaction or, as the case may be, the deposition or acquisition of assets of the listed company, the Company must comply with the rules and procedures pursuant to the said notification."**
7. Changes of Order of the Articles "Article 48." be re-ordered to "Article 49."	Be re-ordered to **"Article 49."** and **"Article 50."**, respectively.



Date: April 19, 2004

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2004: Net profit increased to Baht 6,858 million, more than double the figure of the previous quarter.

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2004, before review by the independent auditor. Net profit for the first quarter sharply increased to Baht 6,858 million, Baht 3,601 million or 111% higher than the previous quarter and a 123% increase from a year earlier.

Khunying Jada Wattanasiritham, President and CEO, said "The exceptionally high net profit in the first quarter of 2004 resulted from partial divestment of shares of non-core business. In addition, income from subsidiaries improved on the back of higher business volumes of subsidiaries in the financial sector. Core operating revenue was in line with target. Fee and service income went up, especially from bancassurance business, while interest income was at satisfactory level. In the first quarter of 2004, non-interest income to total income was 58%, exceeding the 40% target.

Dr. Vichit Suraphongchai, Chairman of the Executive Committee, referred to the Bank's business policy going forward, "Currently, we are implementing Change Program Phase 2 which focuses on building business growth, quality, and people under our strategy to become the Universal Bank. Gradually, program results are positively reflected in SCB's operating performance. We believe we can achieve our goal in the near future."

Significant items of operating results are as follows:

1. Net interest and dividend income

Net interest and dividend income was Baht 4,745 million, an increase of 2.1 % from a year earlier but a decrease of 7.8% from the previous quarter as successful debt restructuring brought in extra interest income in the last quarter. Net interest margin slightly decreased from 2.8% in the fourth quarter of 2003 to 2.5% in the first quarter of 2004.

2. Non-interest income

For the first quarter of 2004, non-interest income increased by Baht 4,355 million to Baht 6,518 million from Baht 2,163 million in the previous quarter as a result of:

- Baht 3,635 million increase in gain on investment compared to a loss of Baht 298 million in the previous quarter due mainly to sales of investment in non-bank businesses.
- Baht 374 million increase in income from subsidiaries, mainly attributed to high business volumes of subsidiaries in the financial sector.
- Baht 65 million increase in fees and service income, mainly attributed to higher income from bancassurance business.
- Baht 45 million increase in gain on exchange.

Compared to a year earlier, non-interest income increased by Baht 4,339 million or 199% due to a large gain on investment of Baht 3,593 million. Fees and service income increased by Baht 370 million and income from subsidiaries increased by Baht 323 million.

3. Non-interest expenses

Non-interest expense increased to Baht 3,805 million, an increase of Baht 353 million or 10.2% from the previous quarter due to:

- Baht 330 million increase in personnel expense from extra bonus payment to employees and yearly salary adjustment.
- Baht 130 million increase in fees and service expenses corresponding to business volume.
- Baht 141 million decrease in tax expenses.

Overall, operating cost to income ratio increased to 53.6% from 46.3% in the previous quarter.

Compared to a year earlier, non-interest expenses increased by Baht 656 million due to higher personnel expenses and fee and service expenses.

4. Loan loss provision

For this first quarter of this year, the Bank set aside Baht 600 million in general reserve or Baht 200 million per month. As at March 31, 2004, loan loss provision totaled Baht 71,775 million, a decrease of Baht 186 million due to certain write-off. Loan loss coverage ratio was 82.4%

Balance sheet as at December 31, 2004

As at December 31, 2004, total loans outstanding were Baht 525,298 million, an increase of Baht 19,005 million or 3.8% from the end of 2003 due to credit expansion in all sectors. Total deposits stood at Baht 623,120 million, an increase of Baht 15,988 million from last year. Consequently, loan to deposit ratio improved slightly to 84.3% from 83.4%.

Investment in securities at the end of March 31, 2004 was Baht 148,603 million, an increase of Baht 1,003 million from the previous quarter mainly from increased investment in SCB Securities Company Limited, Baht 5,000 million investment in SCB Thailand Recovery Open End Fund and partial divestment of shares of non-core business. However, the value of available-for-sale portfolio dropped due to mark-to-market valuation.

Regarding liabilities, short-term borrowings decreased by Baht 3,780 million from the previous quarter to Baht 1,881 million at the end of March 2004 due to the maturity of Euro convertible debentures of Baht 3,810 million.

Shareholders' equity increased by Baht 50 million from the yearend to Baht 75,574 million, resulting from this quarter's net profit of Baht 6,858 million. However, revaluation surplus on investments decreased by Baht 8,013 million due to the sales of investment in securities and the decrease in securities value in line with the stock market.

Total capital funds (tier 1 and tier 2) at March 31, 2004 were Baht 66,072 million or approximately 12.3% of total risk assets, of which 7.1% was tier 1 capital.

Non-performing Loans (NPLs)

As at March 31, 2004 non-performing loans (NPLs) which consisted of loans classified as substandard and lower according to the Bank of Thailand's new definition were Baht 87,102 million or 16.4%, a decrease of Baht 2,667 million from Baht 89,769 million (17.5%) at the year ended 2003.

Table 1

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

	March-04		December-03	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for classified loans**
Classified loans(including loans to financial institutions)				
Normal	434,076	11,646	416,383	11,965
Special Mention	11,137	96	6,945	54
Substandard	4,897	728	5,404	791
Doubtful	7,698	1,101	11,260	2,106
Doubtful Loss	74,507	34,074	73,105	31,956
Total	532,316	47,646	513,097	46,872
General and Specific Allowance		24,244		25,208
Total Allowance		71,890		72,080

Non-performing loans (Substandard and lower)	87,102		89,769	
% of Total loans including loans to financial institutions	16.4%		17.5%	

Remarks:

1. Non-performing Loans (NPLs) were substandard and lower, excluding accrued interest recievables and other assets

2. Loan loss reserve excluding financial institutions as at March 31, 2004 and December 31, 2003 and 2003 were Baht 71,775 m




ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of March 31, 2004

Assets	Baht	Liabilities	Baht
Cash	9,998,121,186.26	Deposits	623,119,855,818.38
Interbank and money market items	62,769,992,619.67	Interbank and money market items	16,107,670,545.49
Securities purchased under resale agreements	39,500,000,000.00	Liabilities payable on demand	3,227,613,062.14
Investments in securities, net	148,602,765,187.80	Securities sold under repurchase agreements	-
(with obligations Baht 8,133,040,000.00)		Borrowings	19,028,492,754.33
Credit advances (net of allowance for doubtful accounts)	453,523,479,879.96	Bank's liabilities under acceptances	487,043,718.63
Accrued interest receivables	1,587,531,203.08	Other liabilities	21,487,331,957.24
Properties foreclosed	10,992,296,249.20	**Total Liabilities**	**683,458,007,856.21**
Customers' liabilities under acceptances	487,043,718.63	**Shareholders' Equity**	
Premises and equipment, net	20,243,318,311.32	Paid-up share capital	
Other assets	11,327,282,065.35	(registered share capital Baht 70,000,000,000.00)	32,034,250,430.00
		Reserves and net profit after appropriation	6,235,172,270.91
		Other reserves and profit and loss account	37,304,399,864.15
		Total Shareholders' Equity	**75,573,822,565.06**
Total Assets	**759,031,830,421.27**	**Total Liabilities and Shareholders' Equity**	**759,031,830,421.27**
Customers' liabilities under unmatured bills	2,740,244,513.77	Bank's liabilities under unmatured bills	2,740,244,513.77
Total	**761,772,074,935.04**	**Total**	**761,772,074,935.04**

	Baht
Non-Performing Loans As of 31 March 2004 (Quarterly)	87,102,142,000.00
(16.37 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2004 (Quarterly)	50,663,696,000.00
Actual allowance for doubtful accounts	71,890,131,186.43
Loans to related parties	10,788,360,000.99
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	10,477,776,736.72
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	66,071,530,989.75
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	5,541,186,198.78
Total liabilities	2,863,962.34
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,586,536,800.64
Letters of credit	9,472,663,477.34

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation from Thai Text -

No. Tor Thor. 31-470453 April 22, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on April 16, 2004 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	3,433,980
	Debentures requested conversion	288,100
	Outstanding unconverted debentures	2,277,920
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	114,465,935
	Requested conversion - common stocks	9,603,327
	Outstanding common stocks for conversion	75,930,738
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	333,333
	Debenture-converted-common stocks in this exercise held by Thai investors	9,269,994

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation from Thai Text -

BSS. 2-470180 April 30, 2004

President,

The Stock Exchange of Thailand

Re: Final Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18 - 24, 1997 and eligible investors as stipulated by the SEC. The procedure for the final exercise of the warrants is as follows :-

Suspension of trading period

- The Stock Exchange of Thailand will suspend trading of the warrants from 19 May 2004 – 22 June 2004

Suspension of Warrant transfer date

- From 12.00 a.m., 24 May 2004 – 22 June 2004 the warrant register will be closed.

Exercise ratio

- 1 unit of warrant is entitled to purchase 1 preferred share at Baht 38.70 per share.

Final exercise date

- The date for the final warrant exercise is 22 June 2004. Applications will be accepted from 23 May 2004 – 21 June 2004.

Place

- Siam Commercial Bank PCL's head office and all branches.

Exercise procedure

1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours:

   08.30 a.m. - 15.30 p.m. for head office and all branches.

2. Form of exercise notice is obtainable at the Bank's head office and all branches

3. The following documents must be delivered for the exercise

   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in

   (2) Warrant certificates or warrant slips in the amount specified in the notice of exercise

   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system

- Holders of warrants in scripless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons

- Non-Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



EQ 471188

April 30 , 2004

The President of the Stock Exchange of Thailand

SCB would like to inform its investment in preferred shares of Zigma Concrete Co., Ltd. under the company's rehabilitation plan as follows :

Transaction Date	:	April 29, 2004
Involved Parties	:	Seller – Zigma Concrete Co., Ltd. Buyer – SCB
Transaction Assets	:	Zigma Concrete Co., Ltd.'s preferred shares
Objective	:	To comply with Zigma Concrete Co., Ltd.'s rehabilitation plan
Type of Business	:	Produce and sell ready mixed concrete
Registered Capital	:	108,537,620 Baht
Paid up Capital	:	108,537,620 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Purchase shares by conversion of debt into equity.
Number of Shares	:	6,384,093 shares
Price	:	8.00 Baht per share
Total Value of Transaction	:	51,072,744 Baht
Percentage of Shares	:	SCB has invested in preferred shares of Zigma Concrete Co., Ltd. 6,384,093 shares, being 58.82% of the company's paid up capital.
Transaction Size	:	0.08% of SCB's net profit , hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Ref. : EQI. 471194

Date : May 11 , 2004

Subject : Sale of shares of Sea Minerals Company Limited

To : The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB sold 72,000 shares in Sea Minerals Company Limited. The details of which are as follows:

Transaction Date	:	April 30, 2004
Involved Parties	:	Seller – Siam Commercial Bank PCL. Buyer – Tongkah Harbour Public Company Limited
Transaction Assets	:	Common Shares of Sea Minerals Company Limited
Objective	:	To decrease investment in non-core business
Type of Business	:	Mining
Registered Capital	:	72.00 Million Baht
Paid up Capital	:	72.00 Million Baht
Par Value	:	100.00 Baht per share
Transaction Description	:	SCB sold 72,000 common shares of Sea Minerals Company Limited at 6.00 Baht per share. Total value of the transaction was 432,000 Baht.
Percentage of Shares	:	After this transaction, SCB will no longer invest in Sea Minerals Company Limited.
Transaction Size	:	0.0005% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Date: May 14, 2004

The Siam Commercial Bank PCL announces the results of operations for the first quarter of 2004 after review by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results for the first quarter of 2004

Operating results after review by the independent auditor remained the same as the preliminary results released on April 19, 2004.

The Bank achieved a net profit of Baht 6,858 million in 1Q04, compared with Baht 3,077 million in 1Q03 and Baht 3,257 million in 4Q03. Compared with last quarter, net interest and dividend income decreased by 7.8% while non-interest income almost tripled, mainly due to partial divestment of shares of non-core businesses. Other non-interest incomes - such as fee and service income, income from subsidiaries and gain on exchange- also increased. Non-interest expenses increased by 10.2% mainly due to personnel expenses.

2. Balance Sheet as at March 31, 2004

Total loans outstanding before allowance for doubtful accounts were Baht 525,226 million increased by 3.7% and allowance for doubtful accounts was Baht 71,775 million. Accrued interest receivables were Baht 1,588 million.

Total deposits stood at Baht 623,120 million, an increase of Baht 15,988 million or 2.6% from the end of last year.

Shareholders' equity stood at Baht 75,574 million, equivalent to a book value of Baht 23.6 per share (December 2003 : Baht 23.9 per share). Total capital funds were Baht 66,071 million or 12.4% of total risk assets, of which 7.2% was Tier 1 capital.

3. Non-Performing Loans

As at March 31, 2004, non-performing loans (NPLs) which consisted of loans classified as substandard and lower according to the Bank of Thailand's new definition were Baht 87,102 million, or 16.3% of total loans, a decrease of Baht 2,667 million from Baht 89,769 million (17.5%) at end 2003.

Consolidated Financial Statements

Consolidated net profit for 1Q04 was Baht 6,858 million. Income and expenses showed the same trends as in the Bank-only results. Net interest and dividend income decreased by 7.5% and non-interest income increased 2.4 times while non-interest expenses increased by 3.6% due to personnel expenses.

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900
Investor Relations Division Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th

As at March 31, 2004, total consolidated assets amounted to Baht 765,989 million (December 2003: Baht 746,838 million), while consolidated liabilities were Baht 689,283 million (December 2003: Baht 670,180 million). Total shareholders' equity was Baht 76,706 million (December 2003: Baht 76,658 million).




ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

EQ 471219

May 17, 2004

Subject: SCB's subsidiary company invested in SkyAsia Co., Ltd.

To: The President Stock Exchange of Thailand

The Siam Commercial Bank (SCB) would like to inform the SET of new investment in ordinary shares of Sky Asia Co.,Ltd. by a Bank's subsidiary company, SCB Securities Co., Ltd. (SCBS). As the Bank holds 99.99 % of SCB Securities's paid-up capital, the investment in Sky Asia Co.,Ltd. is considered a connected transaction.

Date of transaction	: May 14, 2004
Transaction party	: SkyAsia Co., Ltd.
Asset in transaction	: Ordinary shares of SkyAsia Co., Ltd. Type of business is low-cost airline. Registered capital of 500 million baht with 50 million shares issued at par value of 10 baht per share.
Type of transaction	: SCB Securities Co.,Ltd., a subsidiary of the Bank, invested in 2.5 Million ordinary shares of SkyAsia Co., Ltd. at par value totaling 25 million baht (5% of registered capital.)
Transaction value	: The total transaction value of 25 million baht is equal to 0.0359% of the Bank's net tangible assets which is considered a connected transaction because it exceeds 0.03% but less than 3% of the Bank's net tangible assets (3% of net tangible assets as of 31 December 2003 was 2,087.34 million baht)
Criteria used in determining the transaction value	: Par value of 10 baht per share.
Connected Parties and their relationships	: List of connected parties 1. Ministry of Finance - A shareholder of the Bank - as of 22 April 2004 holds 1,054,906,347 shares or 32.92% of the Bank's paid-up capital. - A shareholder of Thai Airways International PCL. - as of 5 January 2004 it holds 913,407,026 shares or 54.21% of the company's paid-up capital. 2. Thai Airways International PCL. - A shareholder of SkyAsia Co.,Ltd. holds 19,500,000 shares or 39% of the company's paid-up capital. 3. The Bureau of Crown Property - A shareholder of the Bank - as of 22 April 2004 holds 396,480,777 shares or 12.37% of the Bank's paid-up capital. - A shareholder of SkyAsia Co.,Ltd. holds 3,000,000 shares or 6% of the company's paid-up capital.
Interested Persons	: Mr. Chirayu Isarangkun Na Ayuthaya, Mr. Vichit Suraphongchai, M.R.Disnadda Diskul, Mr.Bodin Asavanich, Mr.Verachai Tantikul and Mrs.Puntip Surathin are interested directors who were not involved in the consideration of this

Opinions of the Board of Directors and the Audit Committee	: The investment made by the Bank's subsidiary company in SkyAsia Co.,Ltd., a low-cost airline, is expected to generate appropriate returns. This connected transaction is based on sound rationale which will be beneficial to both the Bank and its subsidiary. Therefore, the Board of Directors and the Audit Committee have approved the transaction.

Yours sincerely,
The Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santipraphob)
SVP, Head of Equity Investment Division



ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK


- Translation -

BSS. 470019 17 May 2004

The President,

The Stock Exchange of Thailand

Re: Director's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that Mr. Sohei Sasaki had tendered his resignation from the position of Director effective on 14 May 2004.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

J. Wattanasiritham

(Khunying Jada Wattanasiritham)

President and CEO


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

May 19, 2004

Siam Commercial Bank PCL denies the news that it would increase its holding in Siam Panich Leasing PCL

Reference is made to the news published in Krungthep Turakij newspaper dated May 19, 2004 that the Siam Commercial Bank PCL will increase its holding in Siam Panich Leasing PCL, and the Bank is now consulting with the Bank of Thailand regarding this matter.

The Bank would like to inform that the news was inaccurate as the Bank has not yet decided to increase holding in Siam Panich Leasing.

The policy of shareholding in financial institutions is being reviewed by the Bank. The purpose is to make it conform to the Financial Sector Master Plan and the Bank's policy to become the Universal Bank.

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Investor Relations Team Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th
Reuter: SCB.BK, SCBf.BK, SCB- n.BK, SCBn.BK; Bloomberg: SCB TB, SCB/F TB, SCB/P TB, SCB/O TB




ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of April 30, 2004

Assets	Baht	Liabilities	Baht
Cash	10,768,145,748.50	Deposits	640,421,251,271.64
Interbank and money market items	62,093,349,828.23	Interbank and money market items	14,983,652,155.62
Securities purchased under resale agreements	30,500,000,000.00	Liabilities payable on demand	5,910,195,226.29
Investments in securities, net	155,386,927,289.22	Securities sold under repurchase agreements	980,710,693.07
(with obligations Baht 8,508,040,000.00)		Borrowings	18,749,182,923.78
Credit advances (net of allowance for doubtful accounts)	466,632,439,639.49	Bank's liabilities under acceptances	472,037,923.23
Accrued interest receivables	1,554,556,109.71	Other liabilities	20,168,454,491.65
Properties foreclosed	10,939,075,456.70	**Total Liabilities**	**701,685,484,685.28**
Customers' liabilities under acceptances	472,037,923.23	**Shareholders' Equity**	
Premises and equipment, net	20,348,521,138.67	Paid-up share capital	
Other assets	14,515,062,896.77	(registered share capital Baht 70,000,000,000.00)	32,144,761,970.00
		Reserves and net profit after appropriation	14,554,738,193.35
		Other reserves and profit and loss account	24,825,131,181.89
		Total Shareholders' Equity	**71,524,631,345.24**
Total Assets	**773,210,116,030.52**	**Total Liabilities and Shareholders' Equity**	**773,210,116,030.52**
Customers' liabilities under unmatured bills	2,897,270,394.60	Bank's liabilities under unmatured bills	2,897,270,394.60
Total	**776,107,386,425.12**	**Total**	**776,107,386,425.12**

	Baht
Non-Performing Loans As of 31 March 2004 (Quarterly)	87,102,142,000.00
(16.37 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2004 (Quarterly)	50,663,696,000.00
Actual allowance for doubtful accounts	71,941,936,595.36
Loans to related parties	12,558,441,364.92
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	10,405,390,642.82
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	74,439,422,957.87
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	5,577,755,500.63
Total liabilities	5,551,971.24
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,436,709,853.18
Letters of credit	11,167,109,857.17

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

May 27, 2004

Siam Commercial Bank PCL clarifies the news on sales of its finance subsidiaries.

Reference is made to the news published in Post Today newspaper dated May 27, 2004 that the Siam Commercial Bank PCL has concluded the sales of Siam Industrial Credit PCL (SICCO) and Book Club Finance PCL (BC).

The Bank would like to clarify that to comply with the Financial Sector Master Plan's one presence principle, the Bank as a major shareholder of SICCO and BC has 3 alternatives as follows:

1. Offer to sell SICCO and BC to suitable investors who may apply to the Bank of Thailand (BOT) for a commercial bank license or a retail bank license. The approval of the new license is subject to BOT's consideration.
2. SICCO and BC surrender their finance licenses and become credit companies.
3. Transfer their assets and liabilities to the Bank.

At present, the Bank is in the process of considering the best alternative and **has not yet arrived at any conclusion**. The Bank and its finance subsidiaries are scheduled to submit the plan according to the Financial Sector Master Plan within July 31, 2004.

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Investor Relations Team Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders since April 2003.

Document No.	Date Published, or distributed	Document
1	Apr 1, 2004	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
2	Apr 22, 2004	Notification as to the result of Conversion of Subordinated Convertible Debenture
3	Apr 30, 2004	Final Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation from Thai Text -

BSS 470011 April 1, 2004

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2004 exercise date, applications for conversion were for 59,611,147 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	1,646,862	Shares
Number of preferred shares already converted	(736,312,288)	Shares
Conversion per this exercise date (March 31, 2004)	(59,611,147)	Shares
Convertible preferred shares outstanding	1,705,723,427	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	114,465,935	Shares
Previous conversion from preferred shares	736,312,288	Shares
Conversion per this exercise date (March 31, 2004)	59,611,147	Shares
Total ordinary shares outstanding	1,499,149,443	Shares
No. of new converted shares held by **foreign** shareholders	16,600,524	Shares
No. of new converted shares held by **local** shareholders	43,010,623	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary




ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

No. Tor Thor. 31-470453 April 22, 2004

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on April 16, 2004 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	3,433,980
	Debentures requested conversion	288,100
	Outstanding unconverted debentures	2,277,920
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	114,465,935
	Requested conversion - common stocks	9,603,327
	Outstanding common stocks for conversion	75,930,738
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	333,333
	Debenture-converted-common stocks in this exercise held by Thai investors	9,269,994

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)


ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK



- Translation from Thai Text -

BSS. 2-470180 April 30, 2004

President,

The Stock Exchange of Thailand

Re: Final Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18 - 24, 1997 and eligible investors as stipulated by the SEC. The procedure for the final exercise of the warrants is as follows :-

Suspension of trading period

- The Stock Exchange of Thailand will suspend trading of the warrants from 19 May 2004 – 22 June 2004

Suspension of Warrant transfer date

- From 12.00 a.m., 24 May 2004 – 22 June 2004 the warrant register will be closed.

Exercise ratio

- 1 unit of warrant is entitled to purchase 1 preferred share at Baht 38.70 per share.

Final exercise date

- The date for the final warrant exercise is 22 June 2004. Applications will be accepted from 23 May 2004 – 21 June 2004.

Place

- Siam Commercial Bank PCL's head office and all branches.

Exercise procedure

1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours:

   08.30 a.m. - 15.30 p.m. for head office and all branches.

2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise

   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in

   (2) Warrant certificates or warrant slips in the amount specified in the notice of exercise

   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system

- Holders of warrants in scripless system have to complete an application form for the issuance of warrant certificates or warrant slips and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates or warrant slips to the holders.

Warrant exercise by non-Thai persons

- Non-Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

2. - The Bank's Audited Financial Statements for The Quarter ended March 31, 2004


2004 JUN 17 A 11:20

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheet of The Siam Commercial Bank Public Company Limited as at March 31, 2004, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the quarter ended March 31, 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated financial statements of The Siam Commercial Bank Public Company Limited and its subsidiaries and Bank's financial statements for the quarter ended March 31, 2003, presented herein for comparison, have been reviewed by another auditor of the same firm whose review report thereon dated May 13, 2003, stated that nothing had come to his attention that caused him to believe that the consolidated and the Bank's financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles with an explanatory paragraph regarding the impact of the economic situation.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. The Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of The Siam Commercial Bank Public Company Limited and its subsidiaries and Bank's financial statements for the year ended December 31, 2003, have been audited, in accordance with generally accepted auditing standards, by another auditor of the same firm whose report thereon dated February 23, 2004 expressed an unqualified opinion. The consolidation and the Bank's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from the financial statements which have been audited and reported on by such another auditor. We have not performed any other audit procedures subsequent to such another auditor's report date.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
May 11, 2004

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

BAHT : '000

	Notes	CONSOLIDATED "Unaudited" AS AT MARCH 31, 2004	CONSOLIDATED AS AT DECEMBER 31, 2003	BANK "Unaudited" AS AT MARCH 31, 2004	BANK AS AT DECEMBER 31, 2003
ASSETS					
CASH		10,469,485	13,190,310	10,275,928	13,058,940
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		7,345,912	6,425,714	6,666,302	6,153,105
Non-interest bearing		14,212,157	9,095,574	14,063,500	8,871,578
Foreign items					
Interest bearing		41,421,842	39,848,072	38,560,898	37,334,408
Non-interest bearing		4,023,409	3,703,708	3,630,959	3,259,537
Total interbank and money market items		67,003,320	59,073,068	62,921,659	55,618,628
SECURITIES PURCHASED UNDER RESALE AGREEMENTS		39,500,000	42,100,000	39,500,000	42,100,000
INVESTMENTS	4.2				
Short-term investments - net		42,765,644	41,237,451	38,206,505	37,815,395
Long-term investments - net		95,294,283	99,251,413	92,650,206	95,526,179
Investments in subsidiaries and associated companies - net		3,390,350	3,459,131	17,746,054	14,258,160
Total investments - net		141,450,277	143,947,995	148,602,765	147,599,734
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	4.3	530,363,185	512,391,481	525,226,421	506,292,763
Accrued interest receivables		1,691,624	1,775,529	1,587,531	1,671,011
Total loans and accrued interest receivables		532,054,809	514,167,010	526,813,952	507,963,774
Less Allowance for doubtful accounts	4.3.2, 4.4	(64,405,320)	(64,064,585)	(61,851,938)	(61,573,767)
Less Revaluation allowance for debt restructuring	4.5	(10,215,062)	(10,730,266)	(9,922,669)	(10,386,938)
Net loans and accrued interest receivables		457,434,427	439,372,159	455,039,345	436,003,069
PROPERTIES FORECLOSED - NET		11,384,544	11,521,841	10,992,296	11,107,350
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		487,044	431,444	487,044	431,444
PREMISES AND EQUIPMENT - NET		25,240,411	25,154,647	20,243,319	20,113,228
NET INTER-ACCOUNT BALANCE		2,247,401	2,270,849	2,247,401	2,270,849
ASSETS PENDING TRANSFER		5,355,790	4,809,795	5,355,790	4,809,795
OTHER ASSETS - NET		5,416,464	4,965,916	3,368,442	3,144,293
TOTAL ASSETS		765,989,163	746,838,024	759,033,989	736,257,330

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

BAHT : '000

	Notes	CONSOLIDATED		BANK	
		"Unaudited"		"Unaudited"	
		AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003	AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS					
Deposits in Baht		618,275,287	601,567,844	615,783,002	598,840,440
Deposits in foreign currencies		10,512,831	11,302,964	7,336,854	8,291,398
Total deposits		628,788,118	612,870,808	623,119,856	607,131,838
INTERBANK AND MONEY MARKET ITEMS					
Domestic items					
Interest bearing		9,584,780	5,231,644	9,583,797	5,282,471
Non-interest bearing		1,726,574	4,273,365	5,240,635	4,501,946
Foreign items					
Interest bearing		756,739	338,479	763,831	371,809
Non-interest bearing		492,639	675,191	519,407	694,903
Total interbank and money market items		12,560,732	10,518,679	16,107,670	10,851,129
LIABILITIES PAYABLE ON DEMAND		3,255,186	3,776,705	3,229,772	3,771,804
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS		-	10,000	-	-
BORROWINGS					
Short-term borrowings		1,880,822	5,660,796	1,880,822	5,660,796
Long-term borrowings		17,539,116	18,773,924	17,147,671	18,382,433
Total borrowings		19,419,938	24,434,720	19,028,493	24,043,229
BANK'S LIABILITIES UNDER ACCEPTANCES		487,044	431,444	487,044	431,444
INTEREST PAYABLE ON DEPOSITS		1,714,230	1,586,423	1,711,801	1,586,240
LIABILITIES PENDING TRANSFER		15,730,445	9,866,086	15,704,181	9,847,857
OTHER LIABILITIES		7,327,106	6,684,644	4,071,350	3,069,681
TOTAL LIABILITIES		689,282,799	670,179,509	683,460,167	660,733,222

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

BAHT : '000

	Notes	CONSOLIDATED		BANK	
		"Unaudited" AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003	"Unaudited" AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL					
Authorized share capital					
5,615,987,397 preferred shares of Baht 10 each					
(December 31, 2003 : 5,615,987,397 shares of Baht 10 each)		56,159,874	56,159,874	56,159,874	56,159,874
1,384,012,603 ordinary shares of Baht 10 each					
(December 31, 2003 : 1,384,012,603 shares of Baht 10 each)		13,840,126	13,840,126	13,840,126	13,840,126
Issued and fully paid-up share capital					
1,763,886,747 preferred shares of Baht 10 each					
(December 31, 2003 : 1,777,626,432 shares of Baht 10 each)		17,638,867	17,776,264	17,638,867	17,776,264
1,439,538,296 ordinary shares of Baht 10 each					
(December 31, 2003 : 1,385,427,261 shares of Baht 10 each)		14,395,383	13,854,273	14,395,383	13,854,273
PREMIUM ON PREFERRED SHARES	4.8	4,027,529	4,055,907	4,027,529	4,055,907
PREMIUM ON ORDINARY SHARES	4.8	2,207,643	1,370,852	2,207,643	1,370,852
REVALUARTION SURPLUS ON LAND APPRAISAL		4,620,991	4,620,996	4,620,991	4,620,996
REVALUARTION SURPLUS ON PREMISES APPRAISAL		3,697,816	3,726,454	3,697,816	3,726,454
REVALUATION SURPLUS ON INVESTMENTS		9,585,767	17,598,757	9,585,767	17,598,757
FOREIGN CURRENCY TRANSLATION		(108,696)	(102,286)	(108,696)	(102,286)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE		50,082	50,123	50,082	50,123

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

BAHT : '000

	Notes	CONSOLIDATED		BANK	
		"Unaudited" AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003	"Unaudited" AS AT MARCH 31, 2004	AS AT DECEMBER 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve	*4.8*	622,988	622,988	622,988	622,988
Unappropriated		18,835,452	11,949,780	18,835,452	11,949,780
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		75,573,822	75,524,108	75,573,822	75,524,108
MINORITY INTEREST		1,132,542	1,134,407	-	-
TOTAL SHAREHOLDERS' EQUITY		76,706,364	76,658,515	75,573,822	75,524,108
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		765,989,163	746,838,024	759,033,989	736,257,330
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	*4.9*				
AVALS TO BILLS AND GUARANTEES OF LOANS		3,586,537	3,943,184	3,586,537	3,943,184
LIABILITY UNDER UNMATURED IMPORT BILLS		2,740,245	2,386,650	2,740,245	2,386,650
LETTER OF CREDIT		9,607,801	8,242,332	9,475,469	8,148,724
OTHER CONTINGENCIES		558,262,449	501,125,119	558,042,021	500,983,723

See notes to the interim financial statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Notes	CONSOLIDATED 2004	CONSOLIDATED 2003	BANK 2004	BANK 2003
INTEREST AND DIVIDEND INCOME					
Interest on loans		4,673,269	5,595,088	4,605,721	5,534,285
Interest on interbank and money market items		276,604	267,139	261,846	263,697
Investments		1,484,282	1,431,812	1,394,846	1,387,012
Total Interest and Dividend Income		6,434,155	7,294,039	6,262,413	7,184,994
INTEREST EXPENSES					
Interest on deposits		1,247,478	2,173,011	1,236,811	2,154,803
Interest on interbank and money market items		19,678	57,194	18,552	55,043
Interest on short-term borrowings		37,938	51,879	37,938	51,879
Interest on long-term borrowings		233,494	285,451	224,426	276,294
Total Interest Expenses		1,538,588	2,567,535	1,517,727	2,538,019
Net Interest and Dividend Income		4,895,567	4,726,504	4,744,686	4,646,975
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)	*4.4*	(957,111)	524,517	(1,002,930)	530,400
LOSS ON DEBT RESTRUCTURING	*4.3.3*	1,600,538	68,507	1,602,930	69,600
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		4,252,140	4,133,480	4,144,686	4,046,975
NON-INTEREST INCOME					
Gain on investments	*4.2.1*	3,670,223	45,022	3,634,807	41,401
Income from equity interest in subsidiaries and/or associated companies		158,025	135,740	524,976	202,113
Fees and service income					
Acceptances, avals and guarantees		162,231	175,908	162,388	175,909
Others		1,740,683	1,284,516	1,644,269	1,260,865
Gain on exchanges		536,700	437,701	534,024	436,039
Other income		677,322	430,459	17,675	62,447
Total Non-Interest Income		6,945,184	2,509,346	6,518,139	2,178,774

See notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	Notes	CONSOLIDATED		BANK	
		2004	2003	2004	2003
NON-INTEREST EXPENSES					
Personnel expenses		1,647,596	1,207,506	1,426,875	1,070,215
Premises and equipment expenses		860,737	845,343	738,723	689,495
Taxes and duties		273,965	268,102	269,812	263,179
Fees and service expenses		444,721	320,465	430,403	361,616
Directors' remuneration		12,392	11,545	10,080	9,478
Contributions to the Financial Institutions Development Fund		616,462	584,054	613,517	580,902
Loss from diminution in value and reserve for selling expense in property foreclosed		677	289	-	-
Other expenses		402,311	297,034	315,621	174,334
Total Non-Interest Expenses		4,258,861	3,534,338	3,805,031	3,149,219
INCOME BEFORE INCOME TAX		6,938,463	3,108,488	6,857,794	3,076,530
LESS INCOME TAX	*4.12*	34,035	13,175	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		6,904,428	3,095,313	6,857,794	3,076,530
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		46,634	18,783	-	-
NET INCOME		6,857,794	3,076,530	6,857,794	3,076,530
BASIC EARNINGS PER SHARE (BAHT)	*4.10*	4.81	2.59	4.81	2.59
DILUTED EARNINGS PER SHARE (BAHT)	*4.10*	2.02	0.98	2.02	0.98

See notes to the interim financial statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003
"UNAUDITED"

BAHT : '000

CONSOLIDATED

	Notes	Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings			Minority interest	Total
											Appropriated		Unappropriated (deficit)		
		Preferred share	Ordinary share	Preferred share	Ordinary share						Legal reserve	Others reserve			
alance as at December 31,2002		21,052,914	10,265,700	32,790,566	22,786,164	4,621,051	3,839,458	7,553,511	(17,077)	-	695,000	23,081,000	(74,550,062)	946,323	53,064,548
ransfer from legal reserve and premium on shares to reduce deficit	4.8	-	-	(27,987,898)	(22,786,164)	-	-	-	-	-	(695,000)	(23,081,000)	74,550,062	-	-
Balance after deficit reduction		21,052,914	10,265,700	4,802,668	-	4,621,051	3,839,458	7,553,511	(17,077)	-	-	-	-	946,323	53,064,548
evaluation surplus on land and premises appraisal		-	-	-	-	(55)	(28,251)	-	-	-	-	-	-	-	(28,306)
evaluation surplus on investments		-	-	-	-	-	-	(287,719)	-	-	-	-	-	-	(287,719)
oreign currency translation		-	-	-	-	-	-	-	(22,662)	-	-	-	-	-	(22,662)
nrealized gain resulting from the sale of a subsidiary's shares of an associated in excess of par value		-	-	-	-	-	-	-	-	55,662	-	-	-	-	55,662
Balance including items unrelized in statement of income		21,052,914	10,265,700	4,802,668	-	4,620,996	3,811,207	7,265,792	(39,739)	55,662	-	-	-	946,323	52,781,523
et income		-	-	-	-	-	-	-	-	-	-	-	3,076,530	-	3,076,530
onvertion of preferred shares and subordinated convertible bonds to ordinary shares		(1,804,863)	1,810,662	(411,732)	423,332	-	-	-	-	-	-	-	-	-	17,399
linority interest		-	-	-	-	-	-	-	-	-	-	-	-	22,778	22,778
alance as at March 31,2003		19,248,051	12,076,362	4,390,936	423,332	4,620,996	3,811,207	7,265,792	(39,739)	55,662	-	-	3,076,530	969,101	55,898,230
alance as at December 31,2003		17,776,264	13,854,273	4,055,907	1,370,852	4,620,996	3,726,454	17,598,757	(102,286)	50,123	622,988	-	11,949,780	1,134,407	76,658,515
evaluation surplus on land and premises appraisal		-	-	-	-	(5)	(28,638)	-	-	-	-	-	-	-	(28,643)
evaluation surplus on investments		-	-	-	-	-	-	(8,012,990)	-	-	-	-	-	-	(8,012,990)
oreign currency translation		-	-	-	-	-	-	-	(6,410)	-	-	-	-	-	(6,410)
nrealized gain resulting from the sale of a subsidiary's shares of an associated in excess of par value		-	-	-	-	-	-	-	-	(41)	-	-	-	-	(41)
Balance including items unrelized in statement of income		17,776,264	13,854,273	4,055,907	1,370,852	4,620,991	3,697,816	9,585,767	(108,696)	50,082	622,988	-	11,949,780	1,134,407	68,610,431
et income		-	-	-	-	-	-	-	-	-	-	-	6,857,794	-	6,857,794
onvertion of warrants to preferred shares		1,134	-	3,253	-	-	-	-	-	-	-	-	-	-	4,387
onvertion of preferred shares and subordinated convertible bonds to ordinary shares		(138,531)	541,110	(31,631)	836,791	-	-	-	-	-	-	-	-	-	1,207,739
epreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	27,878	-	27,878
linority interest		-	-	-	-	-	-	-	-	-	-	-	-	(1,865)	(1,865)
alance as at March 31,2004		17,638,867	14,395,383	4,027,529	2,207,643	4,620,991	3,697,816	9,585,767	(108,696)	50,082	622,988	-	18,835,452	1,132,542	76,706,364

ee notes to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003
"UNAUDITED"

BAHT : '000

		BANK												
		Issued and fully paid-up share capital		Premium on		Revaluation surplus on	Revaluation surplus on	Revaluation surplus	Foreign currency	Unrealized gain resulting from the	Retained Earnings			Total
											Appropriated		Unappropriated	
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares	land appraisal	premises appraisal	on investment	translation	sale of shares of a subsidiary of an associated company to the public in excess of par value	Legal reserve	Others reserve	(deficit)	
s at December 31,2002		21,052,914	10,265,700	32,790,566	22,786,164	4,621,051	3,839,458	7,553,511	(17,077)	-	695,000	23,081,000	(74,550,062)	52,118,225
rom legal reserve and premium on shares to reduce deficit	4.8	-	-	(27,987,898)	(22,786,164)	-	-	-	-	-	(695,000)	(23,081,000)	74,550,062	-
ance after deficit reduction		21,052,914	10,265,700	4,802,668	-	4,621,051	3,839,458	7,553,511	(17,077)	-	-	-	-	52,118,225
on surplus on land and premises appraisal		-	-	-	-	(55)	(28,251)	-	-	-	-	-	-	(28,306)
on surplus on investments		-	-	-	-	-	-	(287,719)	-	-	-	-	-	(287,719)
urrency translation		-	-	-	-	-	-	-	(22,662)	-	-	-	-	(22,662)
d gain resulting from the sale of a subsidiary's shares of an associated in of par value		-	-	-	-	-	-	-	-	55,662	-	-	-	55,662
ance including items unrelized in statement of income		21,052,914	10,265,700	4,802,668	-	4,620,996	3,811,207	7,265,792	(39,739)	55,662	-	-	-	51,835,200
e		-	-	-	-	-	-	-	-	-	-	-	3,076,530	3,076,530
n of preferred shares and subordinated convertible bonds to ordinary shares		(1,804,863)	1,810,662	(411,732)	423,332	-	-	-	-	-	-	-	-	17,399
s at March 31,2003		19,248,051	12,076,362	4,390,936	423,332	4,620,996	3,811,207	7,265,792	(39,739)	55,662	-	-	3,076,530	54,929,129
s at December 31,2003		17,776,264	13,854,273	4,055,907	1,370,852	4,620,996	3,726,454	17,598,757	(102,286)	50,123	622,988	-	11,949,780	75,524,108
on surplus on land and premises appraisal		-	-	-	-	(5)	(28,638)	-	-	-	-	-	-	(28,643)
on surplus on investments		-	-	-	-	-	-	(8,012,990)	-	-	-	-	-	(8,012,990)
urrency translation		-	-	-	-	-	-	-	(6,410)	-	-	-	-	(6,410)
d gain resulting from the sale of a subsidiary's shares of an associated in of par value		-	-	-	-	-	-	-	-	(41)	-	-	-	(41)
ance including items unrelized in statement of income		17,776,264	13,854,273	4,055,907	1,370,852	4,620,991	3,697,816	9,585,767	(108,696)	50,082	622,988	-	11,949,780	67,476,024
e		-	-	-	-	-	-	-	-	-	-	-	6,857,794	6,857,794
n of warrants to preferred shares		1,134	-	3,253	-	-	-	-	-	-	-	-	-	4,387
n of preferred shares and subordinated convertible bonds to ordinary shares		(138,531)	541,110	(31,631)	836,791	-	-	-	-	-	-	-	-	1,207,739
on of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	27,878	27,878
s at March 31,2004		17,638,867	14,395,383	4,027,529	2,207,643	4,620,991	3,697,816	9,585,767	(108,696)	50,082	622,988	-	18,835,452	75,573,822

to the interim financial statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	6,857,794	3,076,530	6,857,794	3,076,530
Items to reconcile net income to cash received (paid) from				
operating activities:				
Depreciation and amortization	365,659	362,025	260,181	275,969
Bad debt and doubtful accounts (reversal)	(957,111)	524,517	(1,002,930)	530,400
Loss on debt restructuring	1,600,538	68,507	1,602,930	69,600
Loss from diminution in value and reserve for selling expense				
of property foreclosed	677	289	-	-
Reversal on impairment of investment in securities	(750,725)	(134,244)	(750,725)	(134,244)
Loss on sales of investments	19,222	85,685	68,633	98,369
Gain on transferring investment portfolio	(2,952,699)	-	(2,952,699)	-
Gain on sales of premises and equipment	(4,806)	(12,010)	(3,384)	(11,993)
Loss (gain) on sales of property foreclosed	30,301	(37,938)	29,691	(37,938)
Gain on exchange	(536,700)	(437,742)	(534,024)	(436,039)
Unrealized loss (gains) on revaluation of securities	13,979	3,537	(16)	(5,526)
Amortization of goodwill	1,377	51,295	-	-
Increase in accrued interest and dividend income	(109,784)	(378,082)	(67,584)	(381,183)
Decrease in accrued interest payable	(160,703)	(230,214)	(171,544)	(241,722)
Increase in other accrued expenses	1,063,926	710,989	1,060,365	704,647
Income from equity interest in subsidiaries and/or				
associated companies	(158,025)	(135,740)	(524,976)	(202,113)
Minority interest in net income from subsidiaries	46,634	18,783	-	-
Income from operations before changes in operating assets and liabilities	4,369,554	3,536,187	3,871,712	3,304,757
Operating assets (increase) decrease				
Interbank and money market items	(7,952,633)	(8,021,352)	(7,325,850)	(7,779,131)
Securities purchased under resale agreements	2,600,000	(15,869,000)	2,600,000	(15,869,000)
Securities for trading	(3,589,221)	(5,589,603)	(261,630)	(5,589,689)
Loans and accrued interest receivables	(18,565,723)	1,543,941	(19,497,013)	1,507,684
Properties foreclosed	511,720	1,226,432	490,764	1,219,592
Other assets	(193,864)	(4,170,196)	(5,974)	(4,224,155)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31, 2004 AND 2003

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	15,917,309	16,242,373	15,988,018	19,246,654
Interbank and money market items	2,042,053	2,369,582	5,256,541	2,145,005
Liabilities payable on demand	(521,518)	689,346	(542,032)	687,916
Securities sold under repurchase agreements	(10,000)	(10,000)	-	-
Short-term borrowings	(3,779,974)	3,807,765	(3,779,974)	3,807,694
Other liabilities	5,731,177	172,564	6,094,505	217,646
Net cash used in operating activities	(3,441,120)	(4,071,961)	2,889,067	(1,325,027)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(49,961,395)	(11,853,395)	(49,563,070)	(11,666,853)
Proceeds from sales of available-for-sale securities	47,472,956	8,912,534	44,066,969	5,926,231
Purchases of held-to-maturity securities	(4,145,534)	(13,523,090)	(4,138,034)	(13,558,564)
Proceeds from redemption of held-to-maturity securities	7,714,962	22,458,963	7,688,901	22,455,788
Purchases of general securities	(41,892)	(877,007)	(386)	(864,050)
Proceeds from sales of general securities	745	-	745	-
Purchases of investments in subsidiaries and associated companies	-	(37,937)	(3,470,000)	-
Proceeds from sales of investments in subsidiaries and associated companies	111,469	599	111,469	-
Purchases of premises and equipment	(647,252)	(488,143)	(589,710)	(463,190)
Proceeds from sales of premises and equipment	218,305	115,634	216,650	114,557
Net cash provided by (used in) investing activities	722,364	4,708,158	(5,676,466)	1,943,919
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long-term borrowings	(46)	(46)	-	-
Preferred shares increased from conversion of warrants	1,134	-	1,134	-
Premium on preferred shares increased from conversion of warrants	3,253	-	3,253	-
Net cash provided by (used in) financing activities	4,341	(46)	4,387	-
Decrease in foreign currency translation	(6,410)	(22,662)	-	-
Net increase (decrease) in cash and cash equivalents	(2,720,825)	613,489	(2,783,012)	618,892
Cash and cash equivalents as at January 1,	13,190,310	7,688,350	13,058,940	7,523,705
Cash and cash equivalents as at March 31,	10,469,485	8,301,839	10,275,928	8,142,597

1. OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

On January 23, 2004, the Ministry of Finance has issued the notification detailing terms, conditions and procedures for the application of new bank license ("The Financial Sector Master Plan"). The notification details the operational structure of financial institutions which will result in having only commercial banks being able to accept public deposits. The ultimate effect of such plan to the operation of a subsidiary and an associated company of the Bank which are finance companies cannot be presently determined. Currently, the managements of the Bank, its subsidiary and associated companies are in the process of considering the details of the Plan.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 The consolidated and the Bank's financial statements for the quarters ended March 31, 2004 and 2003 and the consolidated and the Bank's balance sheet for the year ended December 31, 2003, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2003, have been prepared in condensed format in accordance with Thai Accounting Standard (TAS) No. 41 "Interim Financial Statements" and presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under the Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001. In addition, the interim financial statements have been prepared in accordance with the regulations of The Stock Exchange of Thailand dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements and reports for financial position and the results of operations of listed companies B.E. 2544.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with Thai laws and Bank of Thailand's guidelines and Thai accounting standards.

The interim financial statements are intended to provide additional information to that included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the most recent annual financial statements, which have been audited.

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

2.2 The consolidated financial statements include the accounts of the Head Office, all domestic and overseas branches, the Bangkok International Banking Facilities business and the bank's subsidiaries where more than 50 % of the shares are owned by the Bank. Significant related party transactions and balances have been eliminated. The subsidiaries are as follows:

		For the quarters ended March 31,		For the year ended December 31,
		2004	2003	2003
1.	Chatuchak Asset Management Co., Ltd.	/	/	/
2.	The Cambodian Commercial Bank Ltd.	/	/	/
3.	SCB Securities Co., Ltd.	/	/	/
4.	The Book Club Finance PCL	/	/	/
5.	The Samaggi Insurance PCL	/	/	/
6.	SCB Business Services Co., Ltd.	/	/	/
7.	SCB Training Centre Co., Ltd.	/	/	/
8.	Siam Pitiwat Co., Ltd.	/	/	/
9.	Sub Sri Thai Warehouse PCL	/	/	/
10.	Mahisorn Co., Ltd.	/	/	/
11.	Astrakhan Investment Ltd.	/	/	/
12.	SCB Asset Management Co., Ltd. (1)	/	-	/
13.	Hunters Asset Management Co., Ltd. (2)	/	-	-
14.	SCB Capital Service Co., Ltd. (3)	/	-	-
15.	SCB Resolution Corporation Co., Ltd. (4)	-	/	-

(1) : Changed from associated company to subsidiary during the third quarter of 2003.
(2) : Changed from associated company to subsidiary during the first quarter of 2004.
(3) : Incorporated during the first quarter of 2004.
(4) : Not included in the year 2003 and the first quarter of 2004 consolidated financial statements because it was in the process of dissolution.

All subsidiaries have been registered and are operating in Thailand except The Cambodian Commercial Bank Ltd., which is registered and operates in Cambodia, and Astrakhan Investment Ltd. which is registered and operates in Hong Kong.

The consolidated financial statements for the quarters ended March 31, 2004 and 2003 and for the year ended December 31, 2003 do not include the following companies, which are either subsidiaries or companies which the Bank and subsidiaries have significant control, due to discontinuation of their operations or being in the process of dissolution. However, there are no material effects on the consolidated financial statements for not including such companies (see Note 4.2.4). Such companies are as follows:

Investment in subsidiaries and associated companies

- Oreo Realty Inc. (registered and operated in the United States of America).
- Thai International Property Development Co., Ltd.
- SCB Advisory Service Co., Ltd. (1)
- SCB Research Institute Co., Ltd. (1)

Investment in general investments

- Supapirom Co., Ltd.
- Siam Commercial Development Co., Ltd
- Thai Manpower Development Co., Ltd.
- Suthakarn Co., Ltd. (2)
- Prime Business Co., Ltd. (2)
- M & M Service Co., Ltd. (2)
- Sorathon Co., Ltd. (2)
- Satayu Co., Ltd. (2)

(1) Not included in the year 2003 and the first quarter of 2004 consolidated financial statements because the companies were dissolved before December 31, 2003.

(2) Not included in the first quarter of 2004 consolidated financial statements because the companies were dissolved before March 31, 2004.

In addition, the consolidated financial statements for the quarter ended March 31, 2004 and for the year ended December 31, 2003 did not include the financial statements of the companies for which the Bank and a subsidiary have more than 50% of the equity of securities of these companies which were received from debt restructuring because the Bank and the subsidiary have the intention to hold such investments temporarily. Such investments have been recorded under "Investment in general investments" (For the quarter ended March 31, 2003, the financial statements of Bangkok Crystal Co., Ltd., of which the Bank and a subsidiary hold 76.2% were excluded). Such companies are as follows:

	% of the paid-up capital
S.G. Land Co., Ltd.	99.7
Mahachai Land Development Co., Ltd.	81.4
Bangkok Crystal Co., Ltd.	76.2

2.3 The consolidated and the Bank's financial statements for the quarters ended March 31, 2004 included the adjustment provision for doubtful debts which were not recorded by its subsidiary. The adjustment affected the increase in provision for doubtful debts in the consolidated balance sheet and decrease in investments in subsidiaries in the Bank's balance sheet of Baht 169 million (December 31, 2003 : Baht 200 million).

2.4 Reclassification
The Bank has reclassified certain item in the bank's statement of income for the quarter ended March 31, 2003 to comply with the classification used for the quarter ended March 31, 2004 by reclassifying other fees and services of Baht 138.7 million, which was previously included in other expenses to be included as fees and services expenses (the consolidated statement of income : Baht 94.6 million)

3. SIGNIFICANT ACCOUNTING POLICIES

The Bank and subsidiaries adopt accounting standards and calculation method in the interim financial statements consistent with the financial statements for the year 2003.

.../15

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	**2003**	**2004**	**2003**
Interest	1,708	2,707	1,689	2,780
Income tax	183	97	36	27

4.1.2 Non-cash items for the quarters ended March 31, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	**2003**	**2004**	**2003**
Decrease in unrealized gain from securities valuation - presented as part of shareholders' equity	8,012.9	287.7	8,012.9	287.7
Conversion of subordinated convertible bonds to be ordinary shares	1,207.7	17.4	1,207.7	17.4
Conversion of convertible preferred shares to be ordinary shares	138.5	1,804.9	138.5	1,804.9
Property foreclosed acquired from debt settlement	405.4	1,114.8	405.4	1,113.2
Investment in available-for-sale securities received from debt restructuring process	1.0	-	1.0	-
Increase of investment in held-to-maturity securities due to transfer of sub-quality assets to Thai Asset Management Corporation (Notes 4.2.1, 4.3.4 and 4.9)	-	3.3	-	3.3
Unrealized increment per premises appraisal directly transferred in retained earnings	27.9	-	27.9	-

.../16

4.2 Investment in securities

4.2.1 As at March 31, 2004 and December 31, 2003, the Bank and subsidiaries classified their investments in securities as follows:

Unit : Million Baht

	CONSOLIDATED			
	March 31, 2004		December 31, 2003	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	7,026	7,023	264	263
Corporate debt securities	1,070	1,018	316	263
Foreign debt securities	231	218	-	-
Domestic equity securities	17	17	-	-
Total	8,344	8,276	580	526
Less Allowance for revaluation of investments	(68)	-	(54)	-
Total	8,276	8,276	526	526
Available-for-sale securities				
Government and state enterprise debt securities	17,222	17,328	21,578	21,771
Corporate debt securities	304	309	305	313
Foreign debt securities	8,692	8,674	6,879	6,850
Domestic equity securities	19	29	18	31
Other securities	782	808	782	816
Total	27,019	27,148	29,562	29,781
Add Allowance for revaluation of investments	170	-	250	-
Less Allowance for impairment of investments	(41)	-	(31)	-
Total	27,148	27,148	29,781	29,781
Held-to-maturity securities				
Government and state enterprise debt securities	232	232	235	235
Corporate debt securities	198	202	198	198
Foreign debt securities	6,911	6,911	10,497	10,497
Total	7,341	7,345	10,930	10,930
Total short-term investments-net	42,765	42,769	41,237	41,237

.../17

Unit : Million Baht

	CONSOLIDATED			
	March 31, 2004		December 31, 2003	
	Cost / Amortized cost	Fair value	Cost / Amortized cost	Fair value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	10,510	11,360	11,400	12,226
Corporate debt securities	7,334	7,117	8,135	7,339
Foreign debt securities	11,419	11,639	10,783	10,982
Domestic equity securities	14,179	21,487	4,702	18,978
Foreign equity securities	-	-	1	18
Other securities	7,600	7,790	12,609	13,707
Total	51,042	59,393	47,630	63,250
Add Allowance for revaluation of investments	8,940	-	16,907	-
Less Allowance for impairment of investments	(589)	-	(1,287)	-
Total	59,393	59,393	63,250	63,250
Held-to-maturity securities				
Government and state enterprise debt securities	31,530	32,056	31,504	31,979
Corporate debt securities	1,598	1,551	1,416	1,279
Foreign debt securities	1,534	1,534	1,932	1,932
Total	34,662	35,141	34,852	35,190
Less Allowance for impairment of investments	(47)	-	(137)	-
Total	34,615	35,141	34,715	35,190
General investments				
Domestic non-marketable equity securities	3,381	3,528	3,340	2,847
Foreign non-marketable equity securities	144	132	144	131
Total	3,525	3,660	3,484	2,978
Less Allowance for impairment of investments	(2,239)	-	(2,198)	-
Total	1,286	3,660	1,286	2,978
Total long-term investments - net	95,294	98,194	99,251	101,418

.../18

Unit : Million Baht

	BANK			
	March 31, 2004		**December 31, 2003**	
	Cost / Amortized cost	**Fair value**	**Cost / Amortized cost**	**Fair value**
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	4,401	4,398	264	263
Corporate debt securities	343	347	180	182
Total	4,744	4,745	444	445
Add Allowance for revaluation of investments	1	-	1	-
Total	4,745	4,745	445	445
Available-for-sale securities				
Government and state enterprise debt securities	16,520	16,620	18,569	18,763
Corporate debt securities	304	309	305	313
Foreign debt securities	8,692	8,674	6,879	6,850
Others	734	734	734	734
Total	26,250	26,337	26,487	26,660
Add Allowance for revaluation of investments	128	-	204	-
Less Allowance for impairment of investments	(41)	-	(31)	-
Total	26,337	26,337	26,660	26,660
Held-to-maturity securities				
Government and state enterprise debt securities	212	212	213	213
Foreign debt securities	6,912	6,912	10,497	10,497
Total	7,124	7,124	10,710	10,710
Total short-term investments-net	38,206	38,206	37,815	37,815
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	10,497	11,347	10,681	11,497
Corporate debt securities	7,544	7,285	8,400	7,502
Foreign debt securities	11,419	11,638	10,783	10,982
Domestic equity securities	13,476	20,640	4,070	17,964
Foreign equity securities	-	-	1	18
Other securities	6,613	6,752	11,573	12,508
Total	49,549	57,662	45,508	60,471
Add Allowance for revaluation of investments	8,702	-	16,250	-
Less Allowance for impairment of investments	(589)	-	(1,287)	-
Total	57,662	57,662	60,471	60,471

.../19

Unit : Million Baht

	BANK			
	March 31, 2004		December 31, 2003	
	Cost / Amortized Cost	Fair value	Cost / Amortized cost	Fair value
Long-term investments (Cont.)				
Held-to-maturity securities				
Government and state enterprise debt securities	30,713	31,239	30,658	31,133
Corporate debt securities	1,367	1,341	1,181	1,068
Foreign debt securities	1,534	1,534	1,932	1,932
Total	33,614	34,114	33,771	34,133
Less Allowance for impairment of investments	(23)	-	(113)	-
Total	33,591	34,114	33,658	34,133
General investments				
Domestic equity non- marketable securities	3,432	3,639	3,432	2,958
Foreign equity non- marketable securities	144	132	144	131
Total	3,576	3,771	3,576	3,089
Less Allowance for impairment of investments	(2,179)	-	(2,179)	-
Total	1,397	3,771	1,397	3,089
Total long-term investments-net	92,650	95,547	95,526	97,693

As at March 31, 2004, the Bank and a subsidiary classified the right against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer sub-quality assets, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 10,947.4 million in the consolidated financial statements and of Baht 10,529.4 million in the Bank's financial statements (December 31, 2003 : Baht 11,028.6 million and Baht 10,602.5 million, respectively) (see Notes 4.1.2, 4.3.4 and 4.9).

As at March 31, 2004, government bonds which are classified as available-for-sale securities, of Baht 312.0 million were pledged with the Government Housing Bank in order to comply with its agreement and Baht 2.9 million were pledged with the court against the lawsuit. (December 31, 2003 : Baht 312.0 million and Baht 2.9 million, respectively)

As at March 31, 2004, a subsidiary pledged debt securities, which are classified as held-to-maturity securities, amounting to Baht 16.0 million with a government agency (December 31, 2003 : Baht 16.0 million).

In March 2004, the Bank transferred equity securities of Baht 4,081.5 million from available-for-sale securities to trading securities. As a result, unrealized gain of Baht 3,106.6 million was recognized in the statement of income. Subsequently, such securities were sold to a mutual fund (open-ended fund), which is set up at the permission of the Securities and Exchange and Commission.

.../20

4.2.2 As at March 31, 2004 and December 31, 2003, investments in companies other than subsidiaries and associated companies, of which the Bank and subsidiaries hold more than 10% of the paid-up capital in each company, classified by industry, were as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Finance service and mutual fund	17,804	13,828	16,997	13,185
Manufacturing	24	24	21	21
Entertainment and recreation	-	5,203	-	5,203
Others	420	420	420	420
	18,248	19,475	17,438	18,829

4.2.3 As at March 31, 2004 and December 31, 2003, the Bank and subsidiaries, which are financial institutions (finance, securities and asset management companies), have investments in a number of securities issued by the companies having problems with the companies' financial positions and operating results. The Bank and subsidiaries have made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Unit : Million Baht

	CONSOLIDATED					
	March 31, 2004			December 31, 2003		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	50.1	-	50.1
Listed companies identified for delisting						
Common shares	601.7	178.0	428.4	569.4	195.8	448.3
Bonds	16.6	9.2	14.5	125.7	8.5	123.3
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,781.2	615.7	1,673.2	1,767.2	199.8	1,633.2
Bonds	198.3	-	198.3	198.3	-	198.3

Unit : Million Baht

	BANK					
	March 31, 2004			December 31, 2003		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Listed companies identified for delisting						
Common shares	567.1	141.6	400.4	538.4	143.2	400.4
Bonds	3.7	-	3.7	112.9	-	112.9
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares/Preferred shares	1,732.8	614.6	1,626.3	1,718.7	198.7	1,586.4
Bonds	181.1	-	181.1	181.1	-	181.1

4.2.4 As at March 31, 2004 and December 31, 2003, the Bank and subsidiaries have investments in subsidiaries and associated companies as follows:

Unit : Million Baht

	Type of Business	Type of share	Direct and indirect shareholding (%)		CONSOLIDATED Book value Cost method		Equity method	
			March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiaries								
Services								
Oreo Realty Inc. *(United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
SCB Resolution Corporation Ltd. *	Real Estate	Ordinary	100.0	100.0	-	-	4.1	4.1
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.9	-	-	-	-
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159.2	159.2	241.4	243.0
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.6	41.6	1,249.9	1,249.9	1,540.8	1,551.3
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	-	50.0	-	10.0	-	8.9
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133.2	133.2	114.4	124.7
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	40.4	41.4	41.4	96.9	92.1
Siam Panich Leasing PCL and affiliate	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.5	1,106.0	1,109.2	1,083.7	1,143.7
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8.1	8.1	10.3	9.2
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	23.8	3.1	3.1	16.7	16.3
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	1.5	1.5	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290.3	290.3	131.2	131.2
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	3.1	3.1	124.7	110.3
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	26.7	17.2	17.2	26.1	24.3
Nobleclear Holding (BVI) Ltd. * (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					3,013.0	3,026.2	3,390.3	3,459.1
Less Allowance for impairment of investments					(951.0)	(951.0)	-	-
Total investments in subsidiaries and associated companies - net					2,062.0	2,075.2	3,390.3	3,459.1

* Discontinued operation or in the process of dissolution

.../22

Unit : Million Baht

	Type of Business	Type of share	Direct and indirect shareholding (%)		BANK Book value Cost method		Equity method	
			March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiaries								
Finance & Insurance								
Cambodian Commercial Bank Ltd.	Banking	Ordinary	100.0	100.0	634.3	634.3	567.2	564.6
The Book Club Finance PCL	Finance	Ordinary and preferred	89.7	89.7	2,545.0	2,545.0	868.0	871.7
Chatuchak Asset Management Co., Ltd.	Asset Management	Ordinary	100.0	100.0	6,000.0	6,000.0	4,885.8	4,920.8
SCB Securities Co., Ltd.	Securities	Ordinary	100.0	99.9	5,107.4	1,637.4	5,365.8	1,781.4
SCB Asset Management Co., Ltd.	Fund Management	Ordinary	100.0	100.0	46.4	46.4	85.6	71.5
Hunters Asset Management Co., Ltd.	Fund Management	Ordinary	50.0	50.0	-	-	-	-
The Samaggi Insurance PCL	Insurance	Ordinary	59.2	59.2	454.6	454.6	1,104.4	1,120.8
Services								
SCB Business Services Co., Ltd.	Credit Card	Ordinary	100.0	100.0	56.5	56.5	84.2	83.5
SCB Training Centre Co., Ltd.	Service	Ordinary	100.0	100.0	346.9	346.9	228.0	232.9
Siam Pitiwat Co., Ltd.	Service	Ordinary	99.9	99.9	9.9	9.9	23.0	20.4
Sub Sri Thai Warehouse PCL **	Warehouse and Silo	Ordinary	58.3	58.3	146.9	146.9	314.5	307.8
SCB Capital Service Co., Ltd.	Asset management	Ordinary	100.0	-	-	-	-	-
Oreo Realty Inc.*(United States of America)	Service	Ordinary	100.0	100.0	-	-	-	-
Real Estate								
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	100.0	2,141.6	2,141.6	422.4	412.7
SCB Resolution Corporation Ltd.*	Real Estate	Ordinary	100.0	100.0	-	-	4.1	4.1
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	99.9	-	-	-	-
Others								
Astrakhan Investment Limited (Hong Kong)	Holding	Ordinary	99.9	99.9	1.5	1.5	416.7	418.0
Associated companies								
Finance & Insurance								
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	33.0	159.2	159.2	241.4	243.0
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	41.6	41.6	1,249.9	1,249.9	1,540.8	1,551.3
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	25.0	133.2	133.2	114.4	124.7
SCB Leasing PCL	Leasing, Hire-purchase and Factoring	Ordinary	40.4	40.4	39.8	39.8	95.2	90.5
Siam Panich Leasing PCL and affliates	Leasing, Hire-purchase and Factoring	Ordinary	22.4	22.5	1,103.9	1,103.9	1,081.6	1,138.4

* Discontinued operation or in the process of dissolution

** Additional holding of 20.01% by the Bank's Management

.../23

Unit : Million Baht

	Type of Business	Type of share	Direct and indirect shareholding (%)		BANK Book value Cost method		Equity method	
			March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Services								
Siam Niti Law Office Co., Ltd.	Legal Consultant	Ordinary	49.0	49.0	8.1	8.1	10.3	9.2
Siam Cosmos Service Co., Ltd. and affiliate	Insurance Broker	Ordinary	23.8	23.8	1.3	1.3	13.8	13.3
Siam Children Care Co., Ltd. *	Nursery	Ordinary	30.0	30.0	-	-	-	-
Real Estate								
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	42.3	290.3	290.3	131.2	131.2
Others								
Saturn Inc. (Cayman Islands)	Holding	Ordinary	24.9	24.9	1.6	1.6	132.3	132.8
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	26.7	6.5	6.5	15.4	13.6
Nobleclear Holding (BVI) Ltd..* (Germany)	Holding	Ordinary	46.9	46.9	-	-	-	-
Total					20,484.8	17,014.8	17,746.1	14,258.2
Less Allowance for impairment of investments					(3,931.3)	(3,931.3)	-	-
Total investments in subsidiaries and associated companies - net					16,553.5	13,083.5	17,746.1	14,258.2

* Discontinued operation or in the process of dissolution

Information about financial positions and results of operations of subsidiaries and the companies in the process of dissolution or discontinued operations that the Bank has significant control which are not included in the consolidated financial statements can be summarized as follows: (see Note 2.2)

Unit : Million Baht

	March 31, 2004 "Unaudited"			December 31, 2003 "Unaudited"		
	Total assets	Total liabilities	Shareholders' equity	Total assets	Total liabilities	Shareholders' equity
Oreo Realty Inc.	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd.	4.8	0.7	4.1	4.8	0.7	4.1
Thai International Property Development Co., Ltd.	-	-	-	-	-	-
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
Siam Commercial Development Co., Ltd.	0.5	-	0.5	0.1	-	0.1
Thai Manpower Development Co., Ltd.	0.7	-	0.7	0.7	-	0.7
Suthakarn Co., Ltd. *	-	-	-	0.1	-	0.1
Prime Business Co., Ltd. *	-	-	-	0.4	-	0.4
M&M Business Co., Ltd. *	-	-	-	0.1	-	0.1
Sorathon Co., Ltd. *	-	-	-	0.1	-	0.1
Satayu Co., Ltd. *	-	-	-	-	0.1	(0.1)
	8.0	0.7	7.3	8.3	0.8	7.5

* Dissolved in 2004

Unit : Million Baht

	For the quarters ended March 31,							
	2004 "Unaudited"				2003 "Unaudited"			
	Revenue	Expenses	Net income	Earnings per share (Baht)	Revenue	Expenses	Net income loss	Earnings (loss) per share (Baht)
Oreo Realty Inc.	-	-	-	-	-	-	-	-
SCB Resolution Corporation Co., Ltd. *	-	-	-	-	-	-	-	-
Thai International Property Development Co., Ltd.	-	-	-	-	-	-	-	-
Supapirom Co., Ltd.	-	-		-	-	-	-	-
Siam Commercial Development Co., Ltd.	0.4	-	0.4	1.6	0.2	0.2	-	-
Thai Manpower Development Co., Ltd.					-	-	-	-
Suthakarn Co., Ltd. **	-	-	-	-	-	-	-	(0.2)
Prime Business Co., Ltd. **	-	-	-	-	-	-	-	11.6
M&M Business Co., Ltd. **	-	-	-	-	-	-	-	-
Sorathon Co., Ltd. **	-	-	-	-	-	-	-	-
Satayu Co., Ltd.**	-	-	-	-	-	0.2	(0.2)	(230.5)
SCB Advisory Service Co., Ltd. ***	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd. ***	-	-	-	-	-	-	-	-
	0.4	-	0.4		0.2	0.4	(0.2)	

* Included in the first quarter of 2003 financial statement

** Dissolved in the first quarter of 2004

*** Dissolved in the third quarter of 2003

As at March 31, 2004 and December 31, 2003, the Bank and a subsidiary have received investment in securities transferred from troubled debt restructuring, which represents more than 20% of the paid-up capital in each company but did not record as investment in subsidiaries and associated companies as it is the Bank's and subsidiary's intention to hold such investments temporarily. Such investments are as follows:

	% of paid- up share capital	
	March 31, 2004	December 31, 2003
General investments		
S.G. Land Co., Ltd.	99.7	99.7
Mahachai Land Development Co., Ltd.	81.4	81.4
Bangkok Crystal Co., Ltd.	76.2	76.2
Sri-U-Thong Co., Ltd.	42.1	42.1
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

.../25

4.2.5 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Assets Management Co., Ltd.
Statements of Cash flows
For the quarters ended March 31, 2004 and 2003
"Unaudited"

	Unit : Million Baht	
	2004	**2003**
Cash flows from operating activities		
Net income	32	15
Items to reconcile net income to net cash received (paid) from operating activities :		
Amortization of discount on investment	2	-
Gain on sales of securities	(14)	-
Loss on debt restructuring	4	-
Income from operations before changes in operating assets and liabilities	24	15
Operating assets (increase) decrease		
Investment in receivables	44	24
Loans	(12)	(9)
Accrued interest receivables	(11)	(11)
Property foreclosed	16	-
Other assets	18	-
Operating liabilities increase (decrease)		
Other liabilities	(3)	(1)
Net cash provided by operating activities	76	18
Cash flows from investing activities		
Purchase of available-for-sale securities	(3)	-
Proceeds from sales and maturity of available-for-sale securities	3,034	2,812
Net cash provided by investing activities	3,031	2,812
Net increase in cash and cash equivalents	3,107	2,830
Cash and cash equivalents as at January 1,	58	16
Cash and cash equivalents as at March 31,	3,165	2,846

.../26

4.3 Loans and accrued interest receivables

4.3.1 Classified by business type and classification :

Unit : Million Baht

CONSOLIDATED

	March 31, 2004						December 31, 2003					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,131	403	214	247	3,025	10,020	6,941	404	297	315	2,938	10,895
Manufacturing and commercial	160,111	3,916	2,258	3,452	29,032	198,769	158,747	2,072	1,878	6,188	26,564	195,449
Real estate and construction	47,824	1,268	527	667	15,724	66,010	44,766	1,431	1,088	407	16,102	63,794
Utilities and services	84,018	3,073	267	519	10,549	98,426	78,785	725	407	1,132	10,698	91,747
Housing loans	101,787	1,945	1,180	2,376	11,449	118,737	95,771	1,858	1,397	2,654	11,890	113,570
Others	29,524	740	524	549	7,064	38,401	28,020	531	438	635	7,312	36,936
Total	429,395	11,345	4,970	7,810	76,843	530,363	413,030	7,021	5,505	11,331	75,504	512,391
Accrued interest receivables	1,209	94	133	27	229	1,692	1,280	51	125	35	285	1,776
Total	430,604	11,439	5,103	7,837	77,072	532,055	414,310	7,072	5,630	11,366	75,789	514,167

Unit : Million Baht

BANK

	March 31, 2004						December 31, 2003					
	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total	Normal	Special Mention	Sub-standard	Doubtful	Doubtful Loss	Total
Agriculture and mining	6,110	403	214	247	2,933	9,907	6,920	404	297	315	2,845	10,781
Manufacturing and commercial	157,796	3,819	2,233	3,405	28,416	195,669	155,715	2,058	1,853	6,132	25,949	191,707
Real estate and construction	50,591	1,268	508	617	15,118	68,102	47,587	1,392	1,039	389	15,451	65,858
Utilities and services	83,219	2,971	267	519	10,261	97,237	77,845	706	407	1,132	10,406	90,496
Housing loans	101,578	1,936	1,180	2,375	11,288	118,357	95,556	1,854	1,397	2,653	11,694	113,154
Others	27,703	740	496	531	6,484	35,954	25,967	531	412	635	6,752	34,297
Total	426,997	11,137	4,898	7,694	74,500	525,226	409,590	6,945	5,405	11,256	73,097	506,293
Accrued interest receivables	1,181	81	132	21	173	1,588	1,240	51	117	35	228	1,671
Total	428,178	11,218	5,030	7,715	74,673	526,814	410,830	6,996	5,522	11,291	73,325	507,964

The Bank has reclassified loans and accrued interest receivable classified by business type and classification of 2003, presented herein, in accordance with the current year presentation. However there is no effect to total loans and loan classifications previously presented.

4.3.2 Loans classification and allowance :

Unit : Million Baht

		BANK March 31, 2004				
Loan classification	**Loan and accrued interest**	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's guideline %**	**Allowance: Allowance per requirement**	**Allowance: Additional allowance**	**Total**
Normal	428,178.7	218,351.3	1	2,183.5	-	2,183.5
Special Mention	11,218.1	4,877.2	2	97.5	-	97.5
Substandard	5,029.7	1,094.9*	20	219.0	278.3	497.3
Doubtful	7,715.4	2,055.7	50	1,027.9	1,651.0	2,678.9
Doubtful Loss	74,672.1	33,545.4	100	33,545.4	1,088.7	34,634.1
Total	526,814.0	259,924.5		37,073.3	3,018.0	40,091.3
Specific and general allowance						21,760.6
Total						61,851.9

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring*

Unit : Million Baht

		BANK December 31, 2003				
Loan classification	**Loan and accrued interest**	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's guideline %**	**Allowance: Allowance per requirement**	**Allowance: Additional allowance**	**Total**
Normal	410,830.6	211,701.2	1	2,117.0	-	2,117.0
Special Mention	6,995.7	2,724.8	2	54.5	-	54.5
Substandard	5,521.9	3,108.3*	20	621.7	401.5	1,023.2
Doubtful	11,291.0	7,344.1	50	3,672.1	1,588.3	5,260.4
Doubtful Loss	73,324.6	32,977.6	100	32,977.6	1,447.7	34,425.3
Total	507,963.8	257,856.0		39,442.9	3,437.5	42,880.4
Specific and general allowance						18,693.4
Total						61,573.8

** Excluding troubled debts restructuring which the allowance was included in revaluation allowances for debts restructuring*

Based on management's assessment of the ultimate collectibility of the Bank's loan portfolio, the Bank believes that the allowance established was adequate as at March 31, 2004 and December 31, 2003. However, in 2003, the BOT has modified its guidelines regarding the minimum allowance required. Under the revised guidelines, the minimum allowance consists of provisions based on the regulatory loan classification and other additional provisions required by the BOT. As at March 31, 2004, the Bank has provided an allowance for doubtful accounts which exceeds the minimum allowance required by such revised guideline by Baht 21,760.6 million (December 31, 2003 : Baht 18,693.4 million).

.../28

As at March 31, 2004 and December 31, 2003, the Bank used the BOT's notification dated January 16, 2003 in determining the non-performing loans which consisted of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. The amounts are as follows:

Unit : Million Baht

	BANK	
	March 31, 2004	December 31, 2003
Non-performing loans to financial institutions	12.9	12.9
Non-performing loans	87,089.2	89,755.8
Total non-performing loans	87,102.1	89,768.7
% of Non-performing loans to total loans (including loans to financial institutions)	16.3	17.5

As at March 31, 2004, The Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non-performing loans of Baht 2,617.2 million (December 31, 2003 : Baht 2,695.5 million). The amounts of their classified loans according to the criteria specified in the Notification of the BOT are as follows :

Unit : Million Baht

	March 31, 2004					
				Allowance		
Loan Classification	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per Requirement	Additional allowance	Total
Normal	4,440.3	3,572.1	0.26,1	12.9	(1.0)	11.9
Special Mention	221.0	129.6	2	2.6	(0.6)	2.0
Substandard	110.9	110.9	20	22.2	25.3	47.5
Doubtful	125.8	111.6	50	55.8	89.0	144.8
Doubtful Loss	2,703.6	1,973.4	100	1,973.4	127.9	2,101.3
Total	7,601.6	5,897.6		2,066.9	240.6	2,307.5
Less Allowance for doubtful account transferred						(978.5)
Allowance per requirement						1,329.0
Specific and general allowance						499.9
Total						1,828.9

Unit : Million Baht

Loan classification	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per Requirement	Additional allowance	Total
	December 31, 2003					
				Allowance		
Normal	4,595.7	3,662.1	0.26,1	13.0	(1.1)	11.9
Special Mention	122.1	80.2	2	1.6	-	1.6
Substandard	101.0	86.8	20	17.4	15.3	32.7
Doubtful	120.1	119.3	50	59.7	126.7	186.4
Doubtful Loss	2,756.8	1,982.5	100	1,982.5	110.0	2,092.5
Total	7,695.7	5,930.9		2,074.2	250.9	2,325.1
Less Allowance for doubtful account transferred						(1,017.6)
Allowance per requirement						1,307.5
Specific and general allowance						426.1
Total						1,733.6

As at March 31, 2004 and December 31, 2003, the Bank and its subsidiaries (finance and asset management companies) had loans and accrued interest with borrowers who subsequently developed problems with their financial positions and operating results, causing their loans to become classified assets. The Bank and subsidiaries have made appropriate provisions for loan losses as follows :

Unit : Million Baht

CONSOLIDATED

	March 31, 2004				December 31, 2003			
	No. of companies	Loans outstanding and accrued interest receivables *	Collateral	Amount of provision	No. of companies	Loans outstanding and accrued interest receivables *	Collateral	Amount of provision
Listed companies identified for delisting	17	4,623.2	1,509.9	1,031.2	16	4,211.9	1,690.2	741.4

Unit : Million Baht

BANK

	March 31, 2004				December 31, 2003			
	No. of companies	Loans outstanding and accrued interest receivables *	Collateral	Amount of provision	No. of companies	Loans outstanding and accrued interest receivables *	Collateral	Amount of provision
Listed companies identified for delisting	15	4,556.8	1,496.2	1,003.5	14	4,146.7	1,676.3	698.3

* Including loans to financial institutions

.../30

4.3.3 Troubled debt restructuring

The interim financial statements for the quarters ended March 31, 2004 and 2003, include the result of various types of troubled debt restructuring including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Unit : Million Baht

CONSOLIDATED

Types of Restructuring	**No. of Accounts**		**Outstanding Debts Before Restructuring**		**Outstanding Debts After Restructuring**		**Transferred Assets Types**	**Transferred Assets Fair Value**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**		**2004**	**2003**
Debt restructuring in various forms	82	79	4,600.1	2,099.9	4,608.7	2,099.7	Immovable properties and shares	1.8	-
Changes of repayment conditions	768	711	1,371.1	1,043.5	1,364.8	1,017.9			
Total	850	790	5,971.2	3,143.4	5,973.5	3,117.6			

Unit : Million Baht

BANK

Types of Restructuring	**No. of Accounts**		**Outstanding Debts Before Restructuring**		**Outstanding Debts After Restructuring**		**Transferred Assets Types**	**Transferred Assets Fair Value**	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**		**2004**	**2003**
Debt restructuring in various forms	81	78	4,569.5	2,099.7	4,556.3	2,099.7	Immovable properties and shares	1.0	-
Changes of repayment conditions	754	700	1,225.9	960.0	1,225.9	960.0			
Total	835	778	5,795.4	3,059.7	5,782.2	3,059.7			

As at March 31, 2004 and 2003, debt restructuring compared with total loans including loans to financial institutions are as follows:

Unit : Million Baht

CONSOLIDATED

	2004 No. of Accounts	**2004 The Outstanding Debts**	**2003 No. of Accounts**	**2003 The Outstanding Debts**
Debt restructuring	850	5,971.2	790	3,143.4
Total loans including loans to financial institutions as at March 31,	168,029	538,763.0	165,916	491,769.6

Unit : Million Baht

BANK

	2004 No. Of Accounts	**2004 The Outstanding Debts**	**2003 No. of Accounts**	**2003 The Outstanding Debts**
Debt restructuring	835	5,795.4	778	3,059.7
Total loans including loans to financial institutions as at March 31,	167,453	532,130.1	165,368	485,376.3

.../31

As at March 31, 2004, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 102,441.0 million in the consolidated financial statements and Baht 100,013.6 million in the Bank's financial statements (December 31, 2003 : Baht 106,360.8 million and Baht 103,768.2 million, respectively).

Information relating to restructured debtors for the quarters ended March 31, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	2004	2003	2004	2003
Interest income recognized in the statements of income	814.8	1,219.3	779.7	1,191.5
Loss from debt restructuring recognized in the statements of income	1,600.5	68.5	1,602.9	69.6
Cash collection	1,166.5	1,682.3	1,033.4	1,573.7

4.3.4 Sales of loan receivables

The information regarding the transfer of a portion of sub-quality assets to TAMC according to the Asset Transfer Agreement of the Bank and a subsidiary since 2001 are as follows : (see Notes 4.1.2, 4.2.1 and 4.9)

Unit : Million Baht

	CONSOLIDATED and BANK	
	For the quarter ended March 31, 2004	For the year ended December 31, 2003
Book value of sub-quality assets transferred to TAMC during the period	-	22.6
Allowance for doubtful accounts	-	(0.1)
Net book value	-	22.5

Unit : Million Baht

	CONSOLIDATED		BANK	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Total net amount of sub-quality assets transferred to TAMC since 2001	11,066.1	11,066.1	10,640.0	10,640.0
The promissory notes received *	8,783.4	8,783.4	8,357.3	8,357.3

* The remaining amount is in the process of being reviewed and considered the information by TAMC

4.4 Allowance for doubtful accounts

Unit : Million Baht

CONSOLIDATED

March 31, 2004

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,128	55	1,056	5,396	35,643	19,787	64,065
Bad debt and doubtful accounts	67	45	(527)	(2,591)	1,179	870	(957)
Bad debt recovered	-	-	-	-	35	-	35
Bad debt written off	-	-	-	-	(981)	-	(981)
Others	-	-	-	-	(2)	2,245	2,243
Ending balance	2,195	100	529	2,805	35,874	22,902	64,405

Unit : Million Baht

CONSOLIDATED

December 31, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	192	(35)	311	2,572	6,446	(7,993)	1,493
Bad debt recovered	-	-	-	-	178	-	178
Bad debt written off	-	-	-	-	(9,987)	-	(9,987)
Others	-	-	-	-	(61)	1,073	1,012
Ending balance	2,128	55	1,056	5,396	35,643	19,787	64,065

Unit : Million Baht

BANK

March 31, 2004

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,117	55	1,023	5,260	34,425	18,694	61,574
Bad debt and doubtful accounts	67	43	(526)	(2,581)	1,155	839	(1,003)
Bad debt recovered	-	-	-	-	35	-	35
Bad debt written off	-	-	-	-	(981)	-	(981)
Others	-	-	-	-	-	2,227	2,227
Ending balance	2,184	98	497	2,679	34,634	21,760	61,852

Unit : Million Baht

BANK

December 31, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	184	(35)	280	2,477	6,052	(7,671)	1,287
Bad debt recovered	-	-	-	-	177	-	177
Bad debt written off	-	-	-	-	(9,956)	-	(9,956)
Others	-	-	-	-	-	686	686
Ending balance	2,117	55	1,023	5,260	34,425	18,694	61,574

.../33

4.5 Revaluation allowances for debts restructuring are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Beginning balance	10,730.3	11,209.7	10,386.9	10,427.3
Increase (decrease) during the year	(515.2)	(479.4)	(464.2)	(40.4)
Ending balance	10,215.1	10,730.3	9,922.7	10,386.9

4.6 Classified assets

The Bank and subsidiaries which are financial institutions (The Book Club Finance PCL, and Chatuchak Asset Management Co., Ltd.) have classified assets according to the guideline of the BOT as follows:

Unit : Million Baht

CONSOLIDATED
March 31, 2004

	Loans and accrued interest receivable	Loans to financial institutions and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	429,234.0	6,208.6	-	-	185.7	435,628.3
Special Mention	11,439.1	-	-	-	1.3	11,440.4
Substandard	5,140.6	-	-	-	1.7	5,142.3
Doubtful	7,841.2	3.9	-	-	38.0	7,883.1
Doubtful loss	77,375.7	7.3	8,037.9	2,401.5	1,781.2	89,603.6
	531,030.6	6,219.8	8,037.9	2,401.5	2,007.9	549,697.7

Unit : Million Baht

CONSOLIDATED
December 31, 2003

	Loans and accrued interest receivable	Loans to financial institutions and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	411,994.4	6,077.0	-	-	30.8	418,102.2
Special Mention	7,117.8	-	-	-	1.4	7,119.2
Substandard	5,622.9	-	-	-	2.0	5,624.9
Doubtful	11,411.1	3.9	-	-	44.9	11,459.9
Doubtful loss	76,081.4	7.3	8,519.7	2,401.5	1,924.7	88,934.6
	512,227.6	6,088.2	8,519.7	2,401.5	2,003.8	531,240.8

.../34

Unit : Million Baht

	BANK					
	March 31, 2004					
	Loans and accrued interest receivable	**Loans to financial institutions and accrued interest receivable**	**Investments**	**Property foreclosed**	**Other assets**	**Total**
Normal	428,178.7	6,419.0	-	-	185.7	434,783.4
Special Mention	11,218.1	-	-	-	1.3	11,219.4
Substandard	5,029.7	-	-	-	1.7	5,031.4
Doubtful	7,715.4	3.9	-	-	38.0	7,757.3
Doubtful loss	74,672.1	7.3	8,012.4	2,373.0	1,772.0	86,836.8
	526,814.0	6,430.2	8,012.4	2,373.0	1,998.7	545,628.3

Unit : Million Baht

	BANK					
	December 31, 2003					
	Loans and accrued interest receivable	**Loans to financial institutions and accrued interest receivable**	**Investments**	**Property foreclosed**	**Other assets**	**Total**
Normal	410,830.6	6,419.0	-	-	30.4	417,280.0
Special Mention	6,995.7	-	-	-	1.4	6,997.1
Substandard	5,521.9	-	-	-	2.0	5,523.9
Doubtful	11,291.0	3.9	-	-	44.7	11,339.6
Doubtful loss	73,324.6	7.3	8,494.3	2,373.0	1,914.8	86,114.0
	507,963.8	6,430.2	8,494.3	2,373.0	1,993.3	527,254.6

4.7 Capital funds

The Bank and its subsidiaries, which are financial institutions, are subject to various capital and regulatory requirements of the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at March 31, 2004 and December 31, 2003, the Bank's total capital funds can be categorized as follows :

.../35

Unit : Million Baht

	BANK	
	March 31, 2004	**December 31, 2003**
Tier 1 capital		
Issued and paid-up share capital	32,034	31,630
Premium on share capital	6,235	5,427
Total Tier 1 capital	38,269	37,057
Tier 2 capital		
Revaluation surplus on land and premises appraisal	5,049	5,063
Revaluation surplus on investment in equity securities	6,553	6,553
Subordinated convertible bonds	513	755
Subordinated bonds	9,374	10,997
Allowance for classified assets of "normal" category and excess allowance	6,482	6,486
Total Tier 2 Capital	27,971	29,854
Less Investment in other financial institutions' Tier 2 Capital	(169)	(169)
Total Capital Funds	66,071	66,742
Total Capital / Total Risk Assets	12.4%	12.9%
Total Tier 1 capital / Total Risk Assets	7.2%	7.1%
Total Tier 2 capital / Total Risk Assets	5.2%	5.8%

4.8 Elimination of net loss after appropriations

The shareholders' meeting passed a resolution on April 9, 2003 to eliminate the net loss after appropriations amounting to Baht 74,550 million by offsetting with other reserves, legal reserves, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.9 Contingencies

Contingencies as at March 31, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	March 31, 2004			**December 31, 2003**		
	Baht	**Foreign Currency**	**Total**	**Baht**	**Foreign Currency**	**Total**
Avals to bills	2,655	-	2,655	2,823	-	2,823
Guarantees of loans	98	834	932	106	1,014	1,120
Liability under unmatured import bills	271	2,469	2,740	153	2,233	2,386
Other guarantees	43,545	12,294	55,839	41,767	14,012	55,779
Letters of credit	1,406	8,202	9,608	733	7,510	8,243
Exchange rate contracts						
Bought	-	83,324	83,324	-	74,702	74,702
Sold	-	151,437	151,437	-	141,913	141,913
Interest rate contracts						
Bought	79,172	24,295	103,467	55,472	28,861	84,333
Sold	79,172	24,295	103,467	55,472	28,861	84,333
Amount of unused bank overdraft	60,505	181	60,686	59,881	119	60,000
Others	-	42	42	-	65	65
Total	266,824	307,373	574,197	216,407	299,290	515,697

.../36

Unit : Million Baht

	BANK					
	March 31, 2004			December 31, 2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	2,655	-	2,655	2,823	-	2,823
Guarantees of loans	98	834	932	106	1,014	1,120
Liability under unmatured import bills	271	2,469	2,740	153	2,233	2,386
Other guarantees	43,545	12,294	55,839	41,767	14,012	55,779
Letters of credit	1,406	8,070	9,476	733	7,416	8,149
Exchange rate contracts						
Bought	-	83,324	83,324	-	74,702	74,702
Sold	-	151,437	151,437	-	141,913	141,913
Interest rate contracts						
Bought	79,172	24,295	103,467	55,472	28,861	84,333
Sold	79,172	24,295	103,467	55,472	28,861	84,333
Amount of unused bank overdraft	60,505	-	60,505	59,881	-	59,881
Others	-	2	2	-	43	43
Total	266,824	307,020	573,844	216,407	299,055	515,462

As at March 31, 2004, the Bank has commitments of Baht 333.7 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997 (December 31, 2003 : Baht 333.7 million).

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral, which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified terms. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from the issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.2.1 and 4.3.4).

The Bank and TAMC agreed to recognize any profits or losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and the transfer price of sub-quality assets transferred to TAMC. All residual amount of profit will be given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transfer price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. All residual amount of the loss will be absorbed by TAMC.

4.10 Earnings per share

Earnings per share in the consolidated and the Bank's financial statements for the quarters ended March 31, 2004 and 2003 are calculated as follows:

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2004	2003	2004	2003	2004	2003
	Million Baht	Million Baht	Million Shares	Million Shares	Baht	Baht
Basic earning per share						
Net income	6,858	3,077	1,426	1,189	4.81	2.59
Effect of diluted equivalent ordinary shares						
Convertible preferred shares	-	-	1,764	1,943		
Warrants	-	-	115	-		
Subordinated convertible Thai Baht bonds	16	-	97	-		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of convertible preferred shares, warrants and subordinated convertible bonds)	6,874	3,077	3,402	3,132	2.02	0.98

For the quarter ended March 31, 2004, subordinated convertible foreign currency bonds and for the quarter ended March 31, 2003, warrants, subordinated convertible Thai Baht bonds and subordinated convertible foreign currency bonds have not been included in the diluted earnings per share calculation as it is anti-dilutive.

The participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share because the shareholders have not approved the declaration of dividends for the quarters ended March 31, 2004 and because the Bank did not declare dividends for the quarter ended March 31, 2003.

4.11 Related-party transactions

The Bank has business transactions with related parties or persons. Interest rate of staff loans under the staff welfare scheme is charged in accordance with the Bank's regulations for such loans. Interest rate and other pricing for other related parties are at the same rate as in the normal course of course business with the same business condition as general customers. The transactions with related parties or persons are as follows:

4.11.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Companies with at least 10% ownership				
Loans	18,063	18,208	21,115	21,479
Deposits	11,400	3,584	16,633	4,203
Commitments	2,993	3,101	3,017	3,125
Companies owned / controlled by the Bank's directors / management				
Loans	29	17	29	17
Deposits	16	11	16	11
Contingencies	29	19	29	19
Officers from departmental managers upward				
Loans	121	121	121	121
Deposits	530	473	530	473

4.11.2 Investments in subsidiaries and associated companies as at March 31, 2004 and December 31, 2003 are described in Note 4.2.4. Investments in related companies in which the Bank is a shareholder and/or management are directors as at March 31, 2004 and December 31, 2003, are as follows:

Unit : Million Baht

			March 31, 2004			
			CONSOLIDATED		BANK	
Company	Type of Business	Paid-up Capital	Share Holding (%)	Net Investment	Share Holding (%)	Net Investment
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	5.0	4
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77

.../39

Unit : Million Baht

Company	Type of Business	Paid-up Capital	CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
			March 31, 2004			
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	10.0	1
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	10.0	56
SCB Holding Co, Ltd.	Holding	30	15.0	5	15.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	-	-	-
Related Companies (Shareholding through debt restructure process)						
Bangkok Crystal Co., Ltd.	Industry	500	76.2	-	75.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	81.4	12
SG Land Co., Ltd.	Real Estate	100	99.8	89	99.7	89
Related Companies (Shareholding through other companies' debt restructure process)						
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	290	15.8	282
Supapirom Co., Ltd.	Food Center	37	73.5	-	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	21	15.0	21
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				804		784

KYAT = KYAT Currency

.../40

Unit : Million Baht

Company	Type of Business	Paid-up Capital	CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
			December 31, 2003			
Finance & Insurance						
Dhanamit Factoring Co., Ltd.	Factoring	80	10.0	8	5.0	4
Services						
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	10.0	5
Narathiwat Thani Co., Ltd.	Hotel	180	10.0	-	10.0	-
Siam Technology Service Co., Ltd.	IT. Consultancy	30	10.0	-	10.0	-
Premus (Thailand) Co., Ltd.	Building Management	13	10.0	1	10.0	1
Siam Medicare Co., Ltd.	Health Center	14	17.5	-	-	-
Real Estate						
Thai Obayashi Corp., Ltd.	Construction	10	12.5	77	12.5	77
Others						
Fortis Co., Ltd.	Commerce	40	10.0	4	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	10.0	-
Siam Commercial Development Co., Ltd.	Holding	15	10.0	-	10.0	-
Sea Minerals Co., Ltd.	Mining	72	10.0	1	10.0	1
Suthakarn Co., Ltd.	Holding	-	10.0	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Commerce	KYAT 1	10.0	1	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	10.0	56
SCB Holding Co, Ltd.	Holding	30	15.0	5	15.0	5
WTA (Thailand) Co., Ltd.	Others	-	25.0	-	25.0	-
International Trader Co., Ltd.	Agriculture	20	10.0	-	-	-
Related Companies (Shareholding through debt restructure process)						
ITV PCL	Entertainment	6,000	14.6	5,216	14.6	5,203
Bangkok Crystal Co., Ltd.	Industry	500	76.2	-	75.1	-
Sri U Thong Co., Ltd.	Construction	1,084	42.1	-	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Transportation	1,592	16.7	-	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	6	13.0	6
Mahachai Land Development Co., Ltd.	Real Estate	15	81.4	12	81.4	12
SG Land Co., Ltd	Real Estate	100	99.8	89	99.7	89

KYAT = KYAT Currency

.../41

Unit : Million Baht

Company	Type of Business	Paid-up Capital	December 31, 2003 CONSOLIDATED Share Holding (%)	CONSOLIDATED Net Investment	BANK Share Holding (%)	BANK Net Investment
Related Companies (Shareholding through other companies' debt restructure process)						
Puen Pob Paet Co.,Ltd	Health Center	1	11.3	-	11.3	-
CBNP (Thailand) Ltd.	Financial Consultant	-	20.8	-	20.8	-
Siam Media & Communication Co., Ltd.	Holding	700	33.3	-	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	318	15.8	311
Supapirom Co., Ltd.	Food Center	37	73.5	-	70.6	-
Donmuang International Airport Hotel Co., Ltd	Hotel	120	17.0	83	17.0	83
Sonoco Asia Corporation (Thailand) Ltd.	Industry	185	15.0	21	15.0	21
Nawa 84 Co., Ltd.	Holding	1,203	25.0	137	25.0	137
Total				6,048		6,016

4.11.3 Related transactions between the Bank and subsidiaries, associated and related companies are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at March 31, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	March 31, 2004 CONSOLIDATED Loans	CONSOLIDATED Deposits	BANK Loans	BANK Deposits
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	3,166
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	55
SCB Securities Co., Ltd.	-	-	-	1,676
The Book Club Finance PCL	-	-	210	-
The Samaggi Insurance PCL and affiliates	-	-	-	51
SCB Asset Management Co., Ltd.	-	-	-	28
Hunters Asset Management Co., Ltd.	-	-	-	9
Services				
SCB Business Services Co., Ltd.	-	-	-	49
SCB Training Centre Co., Ltd.	-	-	89	3
Siam Pitiwat Co., Ltd.	-	-	-	22
Sub Sri Thai Warehouse PCL	-	-	-	5
Real Estate				
SCB Resolution Corporation Ltd.	-	2		2
Mahisorn Co., Ltd.	-	-	3,296	50
Others				
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	-	4	119

.../42

Unit : Million Baht

	March 31, 2004			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL and affiliates	125	130	15	130
Siam Commercial New York Life Insurance PCL	6	54	6	54
SCB Leasing PCL	2,231	2	2,221	2
Vina Siam Bank (Vietnam)	-	10	-	10
Siam Panich Leasing PCL and affiliates	4,040	143	3,870	143
Service				
Siam Niti Law Office Co., Ltd.	-	6	-	6
Siam Cosmos Service Co., Ltd. and affiliates	-	50	-	50
Real Estate				
Christiani & Nielsen (Thai) PCL and affiliates	-	154	-	154
Others				
Saturn Inc. (Cayman Islands) and affiliates	30	7	30	7
Siam Press Management Co., Ltd.	-	16	-	16
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	193	-	193	-
Service	144	13	144	13
Real Estate	-	3	-	3
Others	555	53	555	53
Major-shareholder (10 %-20 % Ownership)				
The Crown Property Bureau	-	2,123	-	2,123
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	-	1,378	-	1,378
Associated Companies				
- Siam Sindhorn Co., Ltd.	4,456	42	4,456	42
- Others	1,622	6,942	1,582	6,942
Related Company (Shareholding through debt restructure process)				
Bangkok Crystal Co., Ltd.	305	5	305	5
Sri U Thong Co., Ltd.	58	5	58	5
Fuel Pipeline Transportation Co., Ltd.	1,056	37	1,056	37
Thai Baroda Industries Co., Ltd.	1,155	9	1,155	9
BNH Medical Co., Ltd.	315	22	315	22
SG Land Co., Ltd. and affiliate	647	35	647	35
Mahachai Land Development Co., Ltd.	344	11	344	11

.../43

Unit : Million Baht

	March 31, 2004			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP(Thailand) Co., Ltd.	299	-	299	-
Siam Media and Communication Co., Ltd. and affiliate	479	3	261	3
The Dheves Insurance PCL.	-	105	-	105
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	25	-	25
Sonoco (Thailand) Co., Ltd.	3	11	3	11
Nava 84 Co., Ltd. and affiliate	-	1	-	1
Companies owned / controlled by the Bank' s directors / management	29	16	29	16
	18,092	11,416	21,143	16,649

Unit : Million Baht

	December 31, 2003			
	CONSOLIDATED		BANK	
	Loans	Deposits	Loans	Deposits
Subsidiaries				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	58
The Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	13
SCB Securities Co., Ltd.	-	-	150	289
The Book Club Finance PCL	-	-	192	7
The Samaggi Insurance PCL and affiliates	-	-	-	44
SCB Asset Management Co., Ltd.	-	-	-	5
Services				
SCB Business Services Co., Ltd.	-	-	-	14
SCB Training Centre Co., Ltd.	-	-	89	4
Siam Pitiwat Co., Ltd.	-	-	-	17
Sub Sri Thai Warehouse PCL	-	-	-	10
Real Estate				
SCB Resolution Corporation Ltd.	-	2	-	2
Mahisorn Co., Ltd.	-	-	3,342	39
Others				
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	-	5	119
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL and affiliates	85	295	15	295
Siam Commercial New York Life Insurance PCL	-	64	-	64
SCB Leasing PCL	2,153	1	2,143	1
Siam Panich Leasing PCL and affiliates	3,130	141	2,960	141
Hunters Asset Management Co., Ltd.	-	12	-	12

Unit : Million Baht

	December 31, 2003			
	CONSOLIDATED		**BANK**	
	Loans	**Deposits**	**Loans**	**Deposits**
Service				
Siam Niti Law Office Co., Ltd.	-	5	-	5
Siam Cosmos Service Co., Ltd. and affiliates	-	48	-	48
Real Estate				
Christiani & Nielsen (Thai) PCL and affiliates	67	125	67	125
Others				
Saturn Inc. (Cayman Islands) and affiliates	71	2	71	2
Siam Press Management Co., Ltd.	-	31	-	31
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	346	-	346	-
Service	145	11	145	11
Real Estate	-	1	-	1
Others	568	52	568	52
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	1,061	-	1,061
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiaries	3	904	3	904
Associated Companies				
- Siam Sindhorn Co., Ltd.	4,474	56	4,474	56
- Others	1,651	418	1,611	418
Related Company (Shareholding through debt restructure process)				
ITV PCL	813	141	813	141
Bangkok Crystal Co., Ltd.	314	-	314	-
Sri U Thong Co., Ltd.	99	9	99	9
Fuel Pipeline Transportation Co., Ltd.	1,074	13	1,074	13
Thai Baroda Industries Co., Ltd.	1,118	2	1,118	2
BNH Medical Co., Ltd.	315	10	315	10
SG Land Co., Ltd. and affiliate	650	40	650	40
Mahachai Land Development Co., Ltd.	344	11	344	11
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP(Thailand) Co., Ltd.	308	-	308	-
Siam Media and Communication Co., Ltd. and affiliate	480	3	263	3
The Dheves Insurance PCL.	-	87	-	87
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	13	-	13
Sonoco (Thailand) Co., Ltd.	-	21	-	21
Nava 84 Co., Ltd. and affiliate	-	1	-	1
Companies owned / controlled by the Bank' s directors / management	17	11	17	11
	18,225	3,594	21,496	4,213

/45

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the quarters ended March 31, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED			
	2004		2003	
	Interest Income	**Other Income**	**Interest Income**	**Other Income**
Income				
Associated companies	74	195	68	41
	Interest Expenses	**Other Expenses**	**Interest Expenses**	**Other Expenses**
Expenses				
Associated companies	2	21	5	20
Major-shareholder	-	3	-	23

Unit : Million Baht

	BANK			
	2004		2003	
	Interest Income	**Other Income**	**Interest Income**	**Other Income**
Income				
Subsidiaries	55	47	58	15
Associated companies	71	191	65	38
	Interest Expenses	**Other Expenses**	**Interest Expenses**	**Other Expenses**
Expenses				
Subsidiaries	-	57	-	53
Associated companies	2	18	5	18
Major shareholder	-	3	-	23

Outstanding commitments as at March 31, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED		BANK	
	March 31, 2004	December 31, 2003	March 31, 2004	December 31, 2003
Subsidiaries	-	-	24	24
Associated companies	1,680	1,622	1,680	1,622
Related Companies (10% to 20% ownership)	152	151	152	151
Major shareholder	2	2	2	2
Subsidiaries and associated companies of major shareholder	277	279	277	279
Related Company (Shareholding through debt restructure process)	883	1,047	883	1,047
	2,994	3,101	3,018	3,125

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have the rights to purchase the shares from the Ministry of Finance. The Bank invested Baht 32,500 million received from the Ministry of Finance following the capital increment in government bonds and recorded these as held-to-maturity investments. On December 1, 2003, the Ministry of Finance had transferred approximately 24.8 % of paid-up capital to Vayupak I Fund ("the Fund"). Consequently, the remaining shares, which are held by Ministry of Finance is 13.6% of the Bank's paid-up capital and the Fund has become the major shareholder instead. Other transactions, if any, among the Bank and the Ministry of Finance and any other government agencies and the associated companies of the Fund arose from normal banking activities, which did not relate to the shareholding.

During 2003, the Bank has entered into a Properties Foreclosed Sales Agreement with a subsidiary (Chatuchak Asset Management Co., Ltd.,) at the fair value of Baht 50.6 million, while net book value of such properties is Baht 46.3 million (net of allowance for impairment of Baht 17.6 million)

4.12 Income tax

For the quarters ended March 31, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had losses carried forward being taxable expenses.

4.13 The significant financial position and the results from operations classified as domestic and foreign operations are shown below.

4.13.1 The financial position classified as domestic and foreign operations as at March 31, 2004 and December 31, 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED					
	March 31, 2004 "Unaudited"			**December 31, 2003**		
	Domestic operations	**Foreign operations**	**Total**	**Domestic operations**	**Foreign operations**	**Total**
Total assets	751,122	14,867	765,989	728,643	18,195	746,838
Interbank and money market items (Assets)	58,565	8,438	67,003	53,386	5,687	59,073
Investment-net	124,461	16,989	141,450	127,919	16,029	143,948
Loans	529,273	1,090	530,363	510,780	1,611	512,391
Deposits	623,652	5,136	628,788	607,858	5,013	612,871
Interbank and money market items (Liabilities)	11,852	709	12,561	10,227	292	10,519
Borrowings	11,629	7,791	19,420	12,837	11,598	24,435
Contingencies	518,679	55,518	574,197	438,860	76,837	515,697

Unit : Million Baht

	BANK					
	March 31, 2004 "Unaudited"			December 31, 2003		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	748,227	10,807	759,034	721,924	14,333	736,257
Interbank and money market items (Assets)	57,737	5,184	62,921	52,890	2,729	55,619
Investment-net	131,626	16,977	148,603	131,582	16,018	147,600
Loans	524,684	542	525,226	505,311	982	506,293
Deposits	621,432	1,688	623,120	605,414	1,718	607,132
Interbank and money market items (Liabilities)	15,399	709	16,108	10,560	291	10,851
Borrowings	11,238	7,790	19,028	12,445	11,598	24,043
Contingencies	518,678	55,166	573,844	438,860	76,602	515,462

4.13.2 The results of operations classified as domestic and foreign operations for the quarters ended March 31, 2004 and 2003 are as follows:

Unit : Million Baht

	CONSOLIDATED							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,353	209	(128)	6,434	7,180	295	(180)	7,295
Interest expenses	1,437	230	(128)	1,539	2,454	294	(180)	2,568
Net interest income	4,916	(21)	-	4,895	4,726	1	-	4,727
Non-interest income	6,829	116	-	6,945	2,402	107	-	2,509
Non-interest expenses	4,854	48	-	4,902	4,139	(11)	-	4,128
Income before income tax	6,891	47	-	6,938	2,989	119	-	3,108

Unit : Million Baht

	BANK							
	2004				2003			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,194	196	(128)	6,262	7,082	281	(178)	7,185
Interest expenses	1,418	228	(128)	1,518	2,428	288	(178)	2,538
Net interest income	4,776	(32)	-	4,744	4,654	(7)	-	4,647
Non-interest income	6,422	96	-	6,518	2,093	85	-	2,178
Non-interest expenses	4,372	33	-	4,405	3,780	(31)	-	3,749
Income before income tax	6,826	31	-	6,857	2,967	109	-	3,076

4.14 Events occurring after the balance sheet date

4.14.1 1,447,827 warrants, which were issued on June 22, 1999, have been exercised into 1,447,827 preferred shares at Baht 38.70 each. The Bank registered the change in paid-up capital to Baht 32,048.7 million with the Ministry of Commerce on April 1, 2004.

4.14.2 59,611,147 preferred shares have been converted into 59,611,147 ordinary shares. The Bank registered the change in paid-up capital with the Ministry of Commerce on April 7, 2004.

4.14.3 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 288.1 million, have been converted into 9,603,327 ordinary shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 32,144.8 million with the Ministry of Commerce on April 30, 2004.

4.14.4 The shareholders' meeting passed a resolution on April 8, 2004 to pay the dividend from the operation of 2003 to both preferred and ordinary shareholders at the rate of Baht 1.40 per share, totaling Baht 4,486.8 million, to be paid on April 30, 2004.

Besides, the shareholders' meeting passed a resolution to amend the Bank's Memorandum of Association to comply with the conversion of the subordinated convertible bonds and convertible preferred shares into ordinary shares by changing the Bank's authorized share capital from previously consisting of 5,615,987,397 preferred shares and 1,384,012,603 ordinary shares to 5,454,927,639 preferred shares and 1,545,072,361 ordinary shares. The Bank has registered such change in authorized share capital with the Department of Business Development, Ministry of Commerce on April 23, 2004.